Exhibit 15.2

POSTMEDIA NETWORK CANADA CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED AUGUST 31, 2011 AND

THE PERIOD ENDED AUGUST 31, 2010

Issued: October 27, 2011

OCTOBER 27, 2011

Important Information

Financial information presented in this management’s discussion and analysis includes results of Postmedia (as defined below and referred to as the “Company”) for the year ended August 31, 2011 and the period ended August 31, 2010 and Canwest Limited Partnership (“Canwest LP” or the “Limited Partnership”), Postmedia’s predecessor company, for the periods ended May 31, 2010 and July 12, 2010 and the year ended August 31, 2009. The financial results of the predecessor company for the periods ended May 31, 2010 and July 12, 2010 and the year ended August 31, 2009 are in respect of the periods and year during which the predecessor company, and not Postmedia, owned the assets underlying the business of the Company. Also, the financial statements of the predecessor are that of another entity and Postmedia is not a continuation of the predecessor. The financial information for the periods ended May 31, 2010 and July 12, 2010 and the year ended August 31, 2009 is not comparable to our audited consolidated financial statements and does not represent and is not purported to represent the results that would have been achieved had Postmedia owned the assets of Canwest LP and shares of National Post Inc. at that time.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis of financial condition and results of operations of Postmedia Network Canada Corp. and its subsidiary Postmedia Network Inc. (collectively, “we”, “our”, “us”, or “Postmedia”) should be read in conjunction with the audited consolidated financial statements and related notes of Postmedia for the year ended August 31, 2011 and the period ended August 31, 2010 and the audited financial statements and related notes of Canwest LP for the periods ended May 31, 2010 and July 12, 2010 and for the years ended August 31, 2009 and August 31, 2008. The audited consolidated financial statements of Postmedia for the year ended August 31, 2011 and the period ended August 31, 2010 are available on SEDAR at www.sedar.com and on the EDGAR system maintained by the U.S. Securities and Exchange Commission at www.sec.gov. The audited financial statements and related notes of Canwest LP for the periods ended May 31, 2010 and July 12, 2010 and the years ended August 31, 2009 and August 31, 2008 are included in our non-offering prospectus dated June 7, 2011 which is available on SEDAR at www.sedar.com.

This discussion contains statements that are not historical facts and are forward-looking statements. These statements are subject to a number of risks described in the section entitled “Risk Factors”. Risks and uncertainties may cause actual results to differ materially from those contained in such forward-looking statements. Such statements reflect management’s current views and are based on certain assumptions. They are only estimates of future developments, and actual developments may differ materially from these statements due to a number of factors. Investors are cautioned not to place undue reliance on such forward-looking statements. No forward-looking statement is a guarantee of future results. We have included information from historical audited financial statements of Canwest LP in this management’s discussion and analysis to provide historical financial data of the operations we acquired. The historical information for Canwest LP contained in this management’s discussion and analysis is not comparable to our financial information. Readers are cautioned that Canwest LP’s historical financial information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business. In addition, Canwest LP adopted the liquidation basis of accounting as of May 31, 2010 and as a result, did not present a statement of earnings or statement of cash flows subsequent to May 31, 2010 or a balance sheet as at May 31, 2010 or subsequent thereto. All references to the year ended August 31, 2010 represent the operations of Canwest LP from September 1, 2009 to May 31, 2010 and from June 1, 2010 to July 12, 2010 and Postmedia from July 13, 2010 to August 31, 2010. All references to the three months ended August 31, 2010 represent the operations of Canwest LP from June 1, 2010 to July 12, 2010 and Postmedia from July 13, 2010 to August 31, 2010. Additionally, Canwest LP’s historical financial data included in this management’s discussion and analysis has been reclassified to be consistent with Postmedia’s revenue, expense and segment presentation.

All amounts are expressed in Canadian dollars unless otherwise noted. The financial statements of Postmedia and Canwest LP have been prepared in accordance with Canadian Generally Accepted Accounting Principles—Part V (“GAAP” or “Canadian GAAP”). In certain aspects US Generally Accepted Accounting Principles as applied in the United States (“US GAAP”) differ from Canadian GAAP. See “Differences between Canadian and US GAAP”.

Non-GAAP Financial Measures

To assist in assessing our financial performance this discussion also makes reference to operating profit before amortization, restructuring and other items, which is a non-GAAP financial measure. We believe this non-GAAP measure is useful to investors as it is an indicator of our operating performance and ability to incur and service debt. In addition, it allows us to meaningfully compare our results to our predecessor as it excludes both amortization expense, which is not comparable between Postmedia and our predecessor as a result of the changes in the value of our assets because of the Acquisition, and restructuring and other items expense, which relates mainly to severance costs related to the restructuring of the operations incurred as a result of the Acquisition which are not comparable to the restructuring expense recorded by our predecessor. Management uses this non-GAAP measure to make operating decisions as it is an indicator of how much cash is being generated by our operations and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions. Finally, this non-GAAP measure is the primary measure used by our creditors to assess our performance and compute our financial maintenance covenants contained in our Senior Secured Term Loan Credit Facility. Non-GAAP financial measures do not have any standard meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See “Reconciliation of Non-GAAP Financial Measures”.

This management’s discussion and analysis is dated October 27, 2011 and does not reflect changes or information subsequent to this date. Additional information in respect of Postmedia is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Acquisition

On July 13, 2010, we acquired (the “Acquisition”) substantially all of the assets, including the shares of National Post Inc., and assumed certain liabilities of Canwest LP for $1,047.9 million (the “Acquisition Consideration”). The Acquisition Consideration consisted of cash consideration of $927.8 million and non-cash consideration, through the issuance of equity, of $120.1 million. We obtained proceeds to fund the cash portion of the Acquisition Consideration from the issuance of 12.5% Senior Secured Notes due 2018 (“Notes”), the issuance of shares, a Senior Secured Term Loan Credit Facility (the “Term Loan Facility”) and acquired cash. The Acquisition was accounted for using the acquisition method of accounting which required us to fair value the assets acquired and liabilities assumed. Additional information on the Acquisition is available in note 3 of our annual audited consolidated financial statements.

Overview and Background

We are the largest publisher of English-language paid daily newspapers by circulation in Canada, according to the Newspapers Canada 2010 Circulation Data Report. Our English-language paid daily newspapers have, in total, the highest weekly print readership of English-language paid dailies belonging to each of the other media organizations in Canada, based on the NADbank 2010 survey data. Our business consists of news and information gathering and dissemination operations, with products offered in most of the major markets and a number of regional and local markets in Canada through a variety of daily and community newspapers, online, digital and mobile platforms. The combination of these distribution platforms provides readers with a variety of mediums through which to access and interact with our content. In addition, the breadth of our reach and the diversity of our content enable advertisers to reach their target audiences, through the convenience of a single provider, on local, regional and national scales.

We have one reportable segment for financial reporting purposes, the Newspapers segment. The Newspapers segment is comprised of the Eastern newspapers operating segment and the Western newspapers operating segment which have been aggregated as permitted by GAAP. The Newspapers segment publishes daily and non-daily newspapers and operates the related newspaper websites. Its revenue is primarily from advertising and circulation. We also have other business activities and an operating segment which are not separately reportable and are referred to collectively as the All other category. Revenue in the All other category primarily consists of revenue from FPinfomart and canada.com.

On April 4, 2011 we entered into an agreement to amend certain terms of our Term Loan Facility. As a result amounts outstanding under the US Tranche of $238.0 million (US$247.0 million) and the Canadian Tranche of $107.3 million were repaid and replaced with Tranche C. Tranche C was issued for US$365.0 million (CDN$351.7 million) at a discount of 0.25% for net proceeds of $350.8 million, before financing fees of $5.4 million. As a result of this amendment the Term Loan Facility will bear interest at a reduced rate of (i) with respect to Libor rate loans, the Libor rate plus 5.0%, with a Libor rate floor of 1.25%, and (ii) with respect to base rate loans, the base rate plus 4.0%, with a base rate floor of 2.25%. Prior to the refinancing, the comparable interest rates were (i) with respect to Libor rate loans, the Libor rate plus 7.0%, with a Libor rate floor of 2.0%, and (ii) with respect to base rate loans, the base rate plus 6.0%, with a base rate floor of 3.0%. In addition, as a result of the amendment we have favourably modified our financial covenants. See “Liquidity and capital resources”.

On June 14, 2011, our Class C voting shares and our Class NC variable voting shares (“Shares”) began trading on the Toronto Stock Exchange under the symbols PNC.A for our Class C voting shares and PNC.B for our Class NC variable voting shares.

On June 20, 2011, we entered into a foreign currency interest rate swap of US$50.0 million to hedge part of the remaining foreign currency risk and interest rate risk associated with Tranche C. This foreign currency interest rate swap amortizes with principal payments on the debt until May 31, 2015 and has a notional amount outstanding at August 31, 2011 of US$48.1 million, a fixed currency exchange rate of US$1:$0.9845 and a fixed interest rate of 8.66%. We have designated this instrument as a hedge and utilize cash flow hedge accounting in our financial statements.

During the three months ended August 31, 2011, we made total long-term debt repayments of $8.0 million (US$8.2 million) including an optional principal repayment of US$6.0 million related to the Term Loan Facility. Aggregate long-term debt repayments since completion of the Acquisition total $82.1 million.

On October 18, 2011, we entered into an asset purchase agreement with affiliates of Glacier Media Inc. (the “Transaction”) to sell substantially all of the assets and liabilities of Lower Mainland Publishing Group, Victoria Times Colonist and Vancouver Island Newspaper Group, collectively herein referred to as the Disposed Properties, for gross proceeds of approximately $86.5 million subject to typical closing adjustments. The gross proceeds less transaction costs (“net proceeds”) will be used to repay a portion of the outstanding loans under Tranche C in accordance with the terms and conditions of the Term Loan Facility and will result in a write off of certain financing fees being recognized in interest expense. The Disposed Properties are all within the Newspapers segment. The Transaction is subject to customary closing conditions and regulatory approvals and is currently expected to close on November 30, 2011. Simultaneous with the closing of the Transaction we will enter into agreements with the purchaser for the provision of certain services on an ongoing basis (“service agreements”). The expected gain on sale has not yet been determined as certain goodwill allocations, working capital, and other adjustments have not been finalized.

Operating profit before amortization and restructuring and other items (see “Non-GAAP Financial Measures”) adjusted for the removal of shared services costs historically allocated to the Disposed Properties, was approximately $16.9 million for the year ending August 31, 2011. The loss of future operating profit associated with the Disposed Properties will be partially offset by revenue associated with the service agreements and cost synergies resulting from the Transaction. These items are estimated to total approximately $2.0 to $2.5 million on an annualized basis. Annual cash interest savings resulting from the debt repayment described above is expected to total approximately $5.4 million on an annualized basis.

Selected Annual Information

	Postmedia		Canwest LP (1)
($ in thousands of Canadian dollars, except per share information)	For the year ended August 31, 2011	For the period from July 13, 2010 to August 31, 2010	For the period from June 1, 2010 to July 12, 2010		For the period from September 1, 2009 to May 31, 2010		For the year ended August 31, 2009
Revenue	1,019,125	122,094	119,229		811,180		1,099,075
Net earnings (loss)	(12,938)	(44,618)	n/a	(2)	94,869		(122,110)
Net earnings (loss) per share
Basic	$(0.32)	$(1.11)	n/a	(3)	n/a	(3)	n/a	(3)
Diluted	$(0.32)	$(1.11)	n/a	(3)	n/a	(3)	n/a	(3)
Total assets	1,180,243	1,266,204	n/a	(2)	n/a	(2)	654,901
Total long-term financial liabilities	586,663	633,218	n/a	(2)	n/a	(2)	3,696

Notes:

(1) We have included historical consolidated financial information of Canwest LP to provide historical financial data of the operations we acquired. However, Canwest LP’s historical financial information is not comparable to our consolidated financial information and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business.

(2) Canwest LP adopted the liquidation basis of accounting as at May 31, 2010 and, as a result, a consolidated balance sheet was not presented. As a result total assets and total long-term liabilities as at May 31, 2010 and July 12, 2010 have not been presented in the above table. As Canwest LP was under the liquidation basis of accounting for the period from June 1, 2010 to July 12, 2010, the supplementary financial information, which was prepared on a going concern basis, in note 5 of the audited financial statements of Canwest LP did not include a provision for income taxes. As a result net earnings (loss) have not been presented for the period from June 1, 2010 to July 12, 2010 in the above table.

(3) Net earnings (loss) per share information has not been provided for the partnership units of Canwest LP.

Key Factors Affecting Operating Results

Revenue is earned primarily from advertising, circulation and digital sources. Print advertising revenue is a function of the volume, or linage, of advertising sold and rates charged. Print circulation revenue is derived from home-delivery subscriptions for newspapers and single copy sales at retail outlets and vending machines and is a function of the number of newspapers sold and the average price per copy. Digital revenue is comprised of revenue from national and local display advertising on our newspaper and other websites, including canada.com, and subscription and licensing revenue generated through FPinfomart.

Print advertising revenue was $145.6 million and $674.5 million for the three months and year ended August 31, 2011, representing 63.2% and 66.2% of total revenue for such periods, respectively. For the three months ended August 31, 2011 print advertising revenue by major category was as follows: national advertising 34.0%, retail advertising 26.8%, classified advertising 18.9%, insert advertising 16.3%, and other advertising 4.0%. For the year ended August 31, 2011 print advertising revenue by major category was as follows: national advertising 37.0%, retail advertising 26.2%, classified advertising 17.6%, insert advertising 15.4%, and other advertising 3.8%. Print advertising is influenced by the overall health of the economy. Over the last few years, significant print advertising declines have been driven by the economic downturn as well as a continuing shift in advertising dollars from newspaper advertising to advertising in other formats, including online and other digital platforms. During the three months and year ended August 31, 2011, we experienced print advertising revenue declines of 5.3% and 3.2% respectively, from the three months and year ended August 31, 2010.

Print circulation revenue was $58.0 million and $234.0 million for the three months and year ended August 31, 2011, representing 25.2% and 23.0% of total revenue for such periods, respectively. Declines in circulation volume have been experienced over the last few years and continued in the current quarter. Circulation volume decreases have been partially offset by price increases. We expect these trends to continue in fiscal 2012.

Digital revenue was $22.0 million and $90.3 million for the three months and year ended August 31, 2011, representing 9.6% and 8.9% of total revenue for such periods, respectively. We continued to experience growth in digital revenue, primarily in online advertising, and expect to see continued growth in fiscal 2012. We believe digital revenue represents a future growth opportunity for the Company and we continue to focus on many new initiatives in this area.

Other revenue was $4.7 million and $20.4 million for the three months and year ended August 31, 2011, representing 2.0% and 1.9% of total revenue for such periods, respectively. We continue to experience declines in other revenue as compared to the same periods in the prior year due to the termination of a commercial printing contract as of September 30, 2010. The loss of this commercial printing contract resulted in reduced revenue of $10.7 million in the year ended August 31, 2011. The operating income previously earned on this commercial printing contract was offset with corresponding cost reductions resulting from the closure of our commercial printing facility as well as savings achieved from outsourcing our production previously done by this facility. Accordingly, the loss of this commercial printing contract did not have a material impact on our overall operating profit.

Our principal operating expenses consist of compensation expenses, which are comprised of payroll and contractor expenses, newsprint expenses, and distribution expenses, which comprised 50.4%, 7.2% and 18.3%, respectively, of total operating expenses for the three months ended August 31, 2011 and 51.8%, 7.6% and 18.0%, respectively for the year ended August 31, 2011. We experienced declines in compensation expenses of 14.9% and 9.6%, respectively, in the three months and year ended August 31, 2011 from the three months and year ended August 31, 2010, due to restructuring initiatives as explained below and reduced defined benefit pension costs partially offset by increases in stock-based compensation expense. Defined benefit pension cost decreases are a result of increases in current service costs being offset by increases in expected returns on plan assets, reductions in amortization of actuarial losses, and the elimination of pension expense from pension plans not acquired in the Acquisition. Newsprint consumption decreased 23.3% and 17.2%, respectively, due to continued usage reduction efforts, outsourcing of production at certain newspapers as discussed earlier and lower newspaper circulation volume partially offset by increases in newsprint cost per tonne, resulting in an overall decrease in newsprint expense of 11.1% and 6.6%, respectively for the three months and year ended August 31, 2011, from the three months and year ended August 31, 2010. Distribution expenses increased $0.3 million and decreased $1.2 million, respectively, in the three months and year ended August 31, 2011 from the three months and year ended August 31, 2010.

Restructuring of operations and other items was $2.9 million for the three months ended August 31, 2011 which consists of $3.1 million relating to severance costs, which include both involuntary terminations and voluntary buyouts, a recovery of $1.1 million which represents curtailment gains in respect of our pension and post-retirement plans related to such involuntary terminations and voluntary buyouts, and $0.9 million of expenses relating to the filing of a non-offering prospectus, expenses relating to complying with our contractual obligation to make an exchange offer for the Notes that is registered with the U.S. Securities and Exchange Commission (“SEC”), and management oversight expenses of our various restructuring initiatives. For the year ended August 31, 2011, total restructuring of operations and other items was $42.8 million, of which $41.9 million related to severance costs, which include both involuntary terminations and voluntary buyouts, a recovery of $2.3 million related to curtailment gains, as described above, and $3.2 million related to other items.

Our operating results are particularly sensitive to variations in the cost and availability of newsprint. Newsprint is the principal raw material used in the production of our daily newspapers and other print publications. It is a commodity that is generally subject to considerable price volatility. We take advantage of the purchasing power that comes with the large volume of newsprint we purchase, as well as our proximity to paper mills across Canada, to minimize our total newsprint expense. Changes in newsprint prices can significantly affect our operating results. A $50 per tonne increase or decrease in the price of newsprint would be expected to affect our operating expenses by approximately $5.5 million on an annualized basis. In the three months and year ended August 31, 2011, newsprint cost per tonne has increased 15.9% and 12.9%, respectively, due to both commodity price increases as well as increased use of specialty grades of newsprint. Our total newsprint expense however, has decreased due to decreased newsprint consumption as a result of continued usage reduction efforts, outsourcing of our production at certain newspapers and lower newspaper circulation volume. We expect newsprint prices to remain the same or increase modestly in fiscal 2012.

Our distribution is primarily outsourced to third party suppliers. The key drivers of our distribution costs are fuel costs and circulation and flyer volumes. We expect distribution costs to remain flat or increase modestly relative to the prior year in fiscal 2012.

Other Factors

Seasonality

Revenue has experienced, and is expected to continue to experience, significant seasonality due to seasonal advertising patterns and seasonal influences on people’s media consumption habits. Typically, our advertising revenue is highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year. These seasonal variations may lead to increased borrowing needs at certain points within the fiscal year.

Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires our management to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Our management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We have identified below the critical accounting estimates that we believe require significant judgment in the preparation of our financial statements. These accounting estimates are considered critical as changes in the assumptions or estimates selected have the potential to materially impact the financial statements. For a summary of our accounting policies, see note 2 to our annual audited consolidated financial statements.

The Acquisition

Estimates were used in order to fair value the net assets acquired from Canwest LP on July 13, 2010, see note 3 to the annual audited consolidated financial statements of Postmedia for more information.

Intangible assets

As a result of the Acquisition, Postmedia has recorded a number of intangible assets. Intangible assets as of August 31, 2011 are comprised of newspaper mastheads of $248.6 million, domain names of $36.6 million, customer relationships of $9.3 million, subscriber lists of $114.6 million and software of $31.0 million (August 31, 2010—$248.6 million, $37.0 million, $11.9 million, $144.2 million and $35.5 million, respectively).

Newspaper mastheads and the related domain names have indefinite lives and are not subject to amortization and are tested for impairment annually or when indicated by events or changes in circumstances. The fair value of our mastheads and the related domain names were estimated using a relief-from-royalty approach using the present value of expected after-tax royalty streams through licensing agreements. The key assumptions under this valuation approach are royalty rates, discount rates and expected future revenue.

Customer relationships, subscriber lists, software, and domain names not related to the newspaper mastheads are subject to amortization over a period of 4 to 5 years for customer relationships and subscriber lists, 2 to 10 years for software and 15 years for domain names. The fair value of the customer relationships and subscriber lists at Acquisition were estimated using the excess earnings approach. The key assumptions under this valuation method are churn rates, discount rates, expected future revenue and operating profit. The fair value of the domain names was estimated using a relief-from-royalty approach which is described above. The fair values attributable to software were estimated using depreciated replacement cost value.

Goodwill

Goodwill of $236.1 million was recognized on the Acquisition and consists of the assembled workforce, non-contractual customer relationships and expected cost savings and is computed as the Acquisition Consideration of $1,047.9 million less the fair value of net assets acquired of $811.8 million.

Goodwill is tested for impairment annually or when indicated by events or changes in circumstances by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying value to measure any impairment loss.

For determining the fair value of its reporting units, the Company used the income approach. Under the income approach, management estimates the discounted future cash flows for three years and a terminal value for each of the reporting units. The future cash flows are based on management’s best estimates which take into consideration a multitude of factors, including historical growth rates and operating performance, related industry trends and economic conditions. The discount rate used was a weighted average cost of capital, and considers the risk free rate, market equity risk premium, size premium and a specific risk premium for possible variations from those projected by management. The terminal value is the value attributed to the reporting units operations beyond the projected period using a perpetual growth rate based on management’s long-term growth expectations and trends. The estimation process results in a range of values which management uses to determine the fair value of the reporting unit.

Pension and post-retirement/employment benefits

We offer a number of defined contribution and defined benefit pension and defined benefit post-retirement/employment plans to employees. The valuation of these plans include significant actuarial assumptions including, discount rates, rate of compensation increase, expected health care cost trend rate and expected long-term rate of return on pension plan assets for pension benefits. A change in the discount rate used in the valuation of the defined benefit plans could result in a significant increase or decrease in the valuation of accrued benefit obligations, affecting the reported funded status of our plans as well as the net benefit cost in subsequent fiscal years. As at August 31, 2011 a 50 basis-point decrease in the discount rate would increase our defined benefit obligations by $27.3 million and increase our expense for the year ended August 31, 2012 by $0.6 million. As at August 31, 2011 a 50 basis-point increase in the discount rate would decrease our defined benefit obligations by $25.9 million and decrease our expense for the year ended August 31, 2012 by $0.6 million.

The funding for the defined benefit pension plans is based on an actuarial funding valuation. The most recent actuarial funding valuation for the most significant of the defined benefit pension plans was as of December 31, 2010. The average remaining service period of employees covered by the defined benefit pension plans is 8 years (2010—8 years, 2009—9 years). For post-retirement and post-employment defined benefit plans the related benefits are funded by the Company as they become due. The average remaining service period of the employees covered by the post-retirement benefit plans is 12 years (2010—11 years; 2009—12 years). The average remaining service period of the employees covered by the post-employment benefit plans is 9 years (2010—7 years, 2009—7 years).

For the defined contribution plans, the pension expense is the amount to be contributed for the period.

Income taxes

We are subject to income taxes in Canada and significant judgment is required in determining the provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Management uses judgment in interpreting tax laws and determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability. Actual income taxes could significantly vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made.

The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

Canwest LP was not a taxable entity. Income and capital taxes were payable only by its incorporated subsidiaries.

Proposed Accounting Policies

International Financial Reporting Standards

In 2006, the Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the replacement of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB confirmed that IFRS will be used for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with appropriate comparative IFRS financial information for the prior fiscal year. We will be adopting IFRS in accordance with the AcSB standards, which will result in our interim consolidated statements for the three months ending November 30, 2011 being the first interim consolidated statements required to be prepared in accordance with IFRS.

In order to prepare for our transition date on September 1, 2011, we have created a plan to convert to IFRS. As part of this plan, the Company has designated an implementation team, which includes senior levels of management, and reports the status of the project to the Audit Committee on a quarterly basis. The conversion plan to IFRS consists of three phases, the diagnostic phase, impacts and solutions development phase and the implementation and review phase. These phases are described in more detail below.

Diagnostic phase

This phase involved a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS—First time Adoption of IFRS exemptions and a high-level assessment of potential consequences on financial reporting and internal controls. We have completed our diagnostic phase and based on our assessment, we have ranked potentially affected areas as high, medium or low priority.

Impact and solutions development phase

This phase involves a detailed review of accounting issues, quantifying the impact of the conversion to IFRS, reviewing and approving accounting policy choices, designing changes to information technology and data systems, assessing internal controls and disclosure controls and procedures, training requirements and updating internal accounting policies. It also involves reviewing the business implications of new accounting policy choices on financing arrangements, compensation arrangements, tax planning and other obligations. The adoption of IFRS does not impact the overall performance and underlying trends of our operations and as a result we currently have not discovered any current or future anticipated business activity that will be significantly impacted by the adoption of IFRS.

Accounting policies

During our impact and solutions development phase we determined that many of the differences between Canadian GAAP and IFRS are not expected to have a material impact on our operations or financial statements. We expect the following areas to have high significance and to the extent possible we have quantified the expected impact on our financial reporting.

IFRS 1—First Time Adoption of IFRS

IFRS 1 provides entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions to the general requirement of full retrospective application of IFRS. We have analyzed the various optional exemptions available and have made conclusions regarding these options. Under IFRS 1 we will elect on transition, to recognize immediately cumulative actuarial losses, on a pre-tax basis, of $5.5 million from our defined benefit plans in opening retained earnings with a corresponding increase to pension, post-retirement, post-employment and other liabilities. All other optional exemptions are not significant or applicable due to the Acquisition on July 13, 2010 and early adoption of CICA Handbook Section 1582, “Business Combinations” at that date, which is harmonized with IFRS 3—“Business Combinations”.

IAS 1—Presentation of Financial Statements

IAS 1 prescribes the basis for presentation of financial statements and sets out guidelines for structure and minimum content requirements under IFRS. There is generally an increase in note disclosure under IFRS compared to Canadian GAAP since there is more judgment required under IFRS. As part of our implementation and review phase we have begun drafting IFRS financial statement content for November 30, 2011, our first interim reporting period under IFRS. These draft IFRS financial statements have been presented to senior management and the Audit Committee for review.

IAS 19—Employee Benefits

Actuarial gains (losses) and past service costs

As mentioned above, on transition all unamortized actuarial losses related to our defined benefit pension and defined benefit post-retirement/employment plans will be recognized immediately in opening retained earnings with a corresponding increase to pension, post-retirement, post-employment and other liabilities. In addition, under Canadian GAAP, we used the corridor method whereby we amortized actuarial gains or losses in a period in which, as of the beginning of the period, the unamortized net actuarial gains or losses exceeded 10% of the greater of the accrued benefit obligation or the fair value of plan assets. Upon adoption of IFRS, we plan on recognizing actuarial gains and losses in other comprehensive income and retained earnings as they occur. As a result, compensation expense will decrease by a nominal amount in the statement of operations for the year ended August 31, 2011, due to the exclusion of amortization of actuarial losses as the losses will be charged to the opening deficit on transition to IFRS on September 1, 2010. Furthermore, under Canadian GAAP, unvested past service costs from plan amendments were amortized on a straight-line basis over the employee average remaining service period. Upon adoption of IFRS, unvested past service costs will be amortized on a straight-line basis over the vesting period. The accounting difference regarding past service costs will not result in an adjustment upon adoption of IFRS nor for the year ended August 31, 2011.

As described above, actuarial gains and losses will be recognized in other comprehensive income and retained earnings. Under IFRS we will be required to assess on a quarterly basis the actuarial gains and losses related to our defined benefit obligations and the fair value of plan assets. Any significant fluctuations to our actuarial assumptions may result in a change to the actuarial gains and losses or to the fair value of plan assets which would result in a charge or recovery to comprehensive income and retained earnings, in the applicable quarter. The net actuarial gains that will be recognized in comprehensive income and retained earnings under IFRS for the year ended August 31, 2011 are $17.2 million with a corresponding decrease to pension, post-retirement, post-employment and other liabilities. We have engaged our actuaries to assess, on a quarterly basis, the actuarial gains and losses to be recognized in other comprehensive income.

Other long-term employee benefits and curtailment gains (losses)

Under IAS 19, long-term employee benefits that are not payable after the completion of employment should be accounted for in the same way as defined benefit pension and defined benefit post-retirement/employment benefits with the exception that actuarial gains and losses and past service costs are recognized immediately in the statement of operations. Under Canadian GAAP, we accounted for these plans similarly except we amortized actuarial gains and losses and unvested past service costs on a straight-line basis over the expected average remaining service life. As a result, for the year ended August 31, 2011, compensation expense will decrease by $2.0 million in the statement of operations with a corresponding decrease to pension, post-retirement, post-employment and other liabilities due to the recognition of actuarial gains related to these plans. Under Canadian GAAP, a curtailment gain or loss is recorded by first reversing any actuarial losses or gains, respectively. As described above, under IFRS we recognize actuarial gains and losses in other comprehensive income and retained earnings as they occur. As a result, for the year ended August 31, 2011, restructuring of operations and other items will decrease by $1.4 million as a result of curtailment gains that reduced actuarial losses under Canadian GAAP.

Additional minimum liability

IFRIC 14 “IAS 19—The Limit of a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” (“IFRIC 14”) addresses the application of paragraph 58 of IAS 19 which limits the measurement of a defined benefit asset to “the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan” plus past service cost. IFRIC 14 provides guidance regarding (a) when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS 19, (b) how a minimum funding requirement might affect the availability of reductions in future contributions and (c) when a minimum funding requirement might give rise to a liability. The liability in respect of minimum funding requirements is determined using the projected minimum funding requirements based on management’s best estimates of the actuarially determined funded status of the plan, market discount rates and salary escalation estimates. The liability in respect of the minimum funding requirement and any subsequent re-measurement of that liability are recognized immediately in other comprehensive income and retained earnings without subsequent reclassification to the statement of operations. There is Canadian GAAP guidance related to the limit on the carrying amount of an accrued benefit asset and recognition of a related valuation allowance. However, IFRS and Canadian GAAP have different methods of calculating the defined benefit asset limit. Furthermore, Canadian GAAP did not address accounting for an additional liability due to minimum funding requirements. We have determined that we do not have an additional minimum liability with respect to minimum funding requirements on adoption of IFRS on September 1, 2010 however for the year ended August 31, 2011, we have an additional minimum liability of $4.1 million which will decrease comprehensive income and retained earnings with a corresponding increase to pension, post-retirement, post-employment and other liabilities.

Presentation of pension expense

IAS 19 does not specify the presentation of current service cost, interest cost and the expected return on plan assets as components or a single item of income or expense. Accordingly, we will elect to present the components of pension cost separately on the statement of operations. Current service costs will continue to be recorded in compensation expenses, and interest costs and the expected return on plan assets will be recorded in financing costs. As a result of this presentation change, compensation expense will decrease by $3.0 million and financing costs will increase by $3.0 million in the statement of operations for the year ended August 31, 2011.

IAS 36—Impairment of Assets

Upon adoption of IFRS, we are required to test our goodwill and indefinite life intangible assets for impairment in accordance with IAS 36. Furthermore, IFRS requires us to conduct an asset impairment test for finite life non-financial assets at the date of adoption of IFRS if indicators of impairment exist. In addition, impairment assessments will significantly change in the future as there are several differences that exist between current Canadian GAAP and IFRS for impairment of non-financial assets, which include the following:

•

The test for finite life non-financial asset impairment, such as property and equipment and finite life intangible assets, requires the use of a discounted cash flow model at the level of cash generating unit which is the lowest level of cash generating unit that generates largely independent cash inflows, whereas Canadian GAAP requires impairment tests at the asset group level which is the lowest level of assets and liabilities for which identifiable cash flows are largely independent of the cash flows of other assets or groups of assets and liabilities and uses a two-step impairment test which is first based on undiscounted cash flows and then discounted cash flows;

•

Testing for impairment of indefinite life intangible assets occurs at the level of cash generating units, which is the lowest level of assets that generate largely independent cash inflows, whereas Canadian GAAP requires impairment tests at the individual asset level;

•

Testing for goodwill impairment occurs at the goodwill cash generating unit which is the lowest level within the entity at which the goodwill is monitored for internal management and cannot be higher than an operating segment, whereas Canadian GAAP requires goodwill impairment test at the reporting unit level; and

•	IFRS allows the reversal of previous impairment losses, with the exception of goodwill, whereas Canadian GAAP prohibits the reversal.

As at September 1, 2010, there are no indicators of impairment with respect to finite life non-financial assets and as a result we did not perform impairment testing on these assets. We conducted our impairment testing of goodwill and indefinite life intangible assets as at September 1, 2010 and determined that no impairments exist. We have conducted our impairment testing of goodwill and indefinite life intangibles for our year ended August 31, 2011 under both Canadian GAAP and IFRS. The impairment testing indicated that no impairments of goodwill or indefinite life intangibles exist as at August 31, 2011. In conjunction with the impairment testing we determined that our data-systems are capable of producing the information required for testing under both basis of accounting.

Estimated adjustments to shareholders’ equity

	August 31,	September 1,
($ in thousands of Canadian dollars)	2011	2010
Shareholders’ equity under Canadian GAAP	304,342	315,402
IFRS adjustments
Employee benefits, actuarial losses on transition	(5,526)	(5,526)
Employee benefits, income statement impact	3,437	—
Employee benefits, net actuarial gains recognized in other comprehensive income	17,173	—
Employee benefits, additional minimum liability	(4,146)	—

Shareholders’ equity under IFRS	315,280	309,876

The estimated adjustments to shareholders’ equity are intended to highlight areas which we believe to be the most significant measurement adjustments. They should not be regarded as final.

Estimated adjustments to the statement of operations

	Year ended August 31, 2011
($ in thousands of Canadian dollars)	Canadian GAAP	IFRS adjustments		IFRS
Revenues
Print advertising	674,451	—		674,451
Print circulation	233,984	—		233,984
Digital	90,282	—		90,282
Other	20,408	—		20,408

	1,019,125	—		1,019,125
Operating expenses
Compensation	423,512	(5,058	)(1)(2)	418,454
Newsprint	62,125	—		62,125
Other operating	332,380	—		332,380
Amortization	75,092	—		75,092
Restructuring of operations and other items	42,775	(1,367	)(3)	41,408

Operating income	83,241	6,425		89,666
Financing costs	80,315	2,988	(1)	83,303
Loss on debt prepayment	11,018	—		11,018
Loss on disposal of property and equipment and intangible assets	175	—		175
Loss on derivative financial instruments	21,414	—		21,414
Foreign currency exchange gains	(17,960)	—		(17,960)
Acquisition costs	1,217	—		1,217

Earnings (loss) before income taxes	(12,938)	3,437		(9,501)
Provision for income taxes	—	—		—

Net earnings (loss)	(12,938)	3,437		(9,501)

The estimated adjustments to the statement of operations are intended to highlight areas which we believe to be the most significant measurement adjustments. They should not be regarded as final.

Notes:

(1) Compensation costs were decreased by $3.0 million with a corresponding increase to financing costs due to the reclassification of interest costs on the accrued benefit obligation and the expected return on plan assets.

(2) Compensation costs decreased $2.1 million due to the recognition of actuarial gains immediately in the statement of operations for other long-term employee benefits.

(3) Restructuring of operations and other items decreased $1.4 million due to curtailment gains that reduced actuarial losses under Canadian GAAP.

Estimated adjustments to the statement of comprehensive income (loss)

	Year ended August 31, 2011
($ in thousands of Canadian dollars)	Canadian GAAP	IFRS adjustments	IFRS
Net earnings (loss)	(12,938)	3,437	(9,501)
Other comprehensive income (loss)
Unrealized loss on valuation of derivative financial instruments	(1,573)	—	(1,573)
IFRS adjustments
Employee benefits, net actuarial gains	—	17,173	17,173
Employee benefits, additional minimum liability	—	(4,146)	(4,146)

Comprehensive income (loss)	(14,511)	16,464	1,953

The estimated adjustments to the statement of comprehensive income (loss) are intended to highlight areas which we believe to be the most significant measurement adjustments. They should not be regarded as final.

Information technology and data-system requirements

We have performed an analysis of our data-system infrastructure and have concluded that transition to IFRS will not require a material modification to our information technology processes as a result of differences between Canadian GAAP and IFRS that we have identified to date.

Internal controls and disclosure controls and procedures

We are in the process of finalizing our analysis of the impact of the adoption of IFRS on our internal controls over financial reporting and our disclosure controls and procedures including the implementation of appropriate changes in internal controls as required to incorporate the changes in accounting policies and practices described below. However to date, we have not identified any changes that would materially affect, or are reasonably likely to materially affect, our internal controls over financial reporting or our disclosure controls and procedures.

Training requirements

Certain members of senior management have attended external training seminars on relevant IFRS standards and their potential impact. We are developing a training plan for our Board of Directors, Audit Committee and other employees, as appropriate. We anticipate that training will be completed by the issuance of our first interim financial statements under IFRS.

Financing arrangements

We have assessed the impact of IFRS on our financing arrangements and are satisfied that there will be no material impacts as a result of adopting IFRS.

Implementation and review phase

This phase involves implementing changes to systems, business processes, drafting IFRS financial statement content, including the opening IFRS transitional balance sheet and detailed reconciliations of Canadian GAAP to IFRS for the comparative figures in our fiscal 2012 financial statements. As mentioned previously we have substantially completed drafting the financial statement content for our first interim reporting under IFRS.

The IFRS conversion project is progressing as planned. We continue to monitor and assess the impact of differences between Canadian GAAP and IFRS since the International Accounting Standards Board continues to issue new accounting standards during the conversion period. As a result, the final impact of IFRS can only be measured once all the applicable IFRS accounting standards at the conversion date are known.

Operating Results

Postmedia’s operating results for the three months ended August 31, 2011 compared to Postmedia’s operating results for the period ended August 31, 2010 and Canwest LP’s operating results for the period ended July 12, 2010

	Postmedia		Canwest LP
($ in thousands of Canadian dollars)	For the three months ended August 31, 2011	For the period July 13, 2010 to August 31, 2010	For the period June 1, 2010 to July 12, 2010(1)
Revenues
Print advertising	145,586	75,624	78,190
Print circulation	58,001	31,721	27,770
Digital	22,048	10,751	9,624
Other	4,703	3,998	3,645

	230,338	122,094	119,229

Operating expenses
Compensation	99,065	62,422	54,014
Newsprint	14,055	8,175	7,639
Other operating	83,255	40,771	38,115

	196,375	111,368	99,768

Operating profit before amortization, restructuring and other items (2)	33,963	10,726	19,461
Amortization	18,575	11,073	7,136
Restructuring of operations and other items	2,902	11,209	(518)

Operating income (loss)	12,486	(11,556)	12,843
Interest expense	18,189	12,702	4,498
Other income	—	—	(283)
Loss on disposal of property and equipment and intangible assets	63	—	—
Gain on derivative financial instruments	(8,059)	(7,550)	—
Foreign currency exchange losses (gains)	4,605	9,607	(4,542)
Acquisition costs	—	18,303	—

Earnings (loss) before reorganization costs and income taxes	(2,312)	(44,618)	13,170
Reorganization costs	—	—	16,500

Loss before income taxes	(2,312)	(44,618)	(3,330)
Provision for income taxes (3)	—	—	n/a

Net loss (3)	(2,312)	(44,618)	n/a

Notes:

(1) We have included historical consolidated financial information of Canwest LP, to provide historical financial data of the operations we acquired. However, Canwest LP’s historical financial statements are not comparable to our consolidated financial statements and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business. Additionally, Canwest LP’s historical consolidated financial data has been reclassified to be consistent with Postmedia’s revenue and expense presentation.

(2) See “Reconciliation of Non-GAAP Financial Measures”.

(3) Under the liquidation basis of accounting for the period from June 1, 2010 to July 12, 2010, the supplementary financial information in note 5 of the audited financial statements of Canwest LP did not include a provision for income taxes.

Revenue

Print advertising

Print advertising revenue decreased $8.2 million, or 5.3%, to $145.6 million for the three months ended August 31, 2011, from the three months ended August 31, 2010. This decrease relates to most of our major categories of print advertising revenue, including decreases from national advertising of 5.4%, retail advertising of 5.6%, and classified advertising of 13.2%. Partially offsetting these decreases was a 3.4% increase in insert advertising and a 4.2% increase in other advertising.

Print circulation

Print circulation revenue decreased $1.5 million, or 2.5%, to $58.0 million for the three months ended August 31, 2011, from the three months ended August 31, 2010. Net paid circulation decreased 6.2% for the three months ended August 31, 2011, from the three months ended August 31, 2010, offset partially by price increases, resulting in a 2.5% decrease in overall circulation revenue.

Digital

Digital revenue increased $1.7 million, or 8.2%, to $22.0 million for the three months ended August 31, 2011, from the three months ended August 31, 2010. The favourable variance was due to a 15.2% increase in online advertising revenue offset by a 4.7% decrease in digital circulation revenue and subscription revenue from FPinfomart.

Other

Other revenue decreased $2.9 million to $4.7 million for the three months ended August 31, 2011, from the three months ended August 31, 2010. The decrease was due to the termination of a commercial printing contract in September 2010 as discussed earlier.

Operating expenses

Compensation

Compensation expenses, which are comprised of payroll and contractor expenses, decreased $17.4 million or 14.9%, to $99.1 million for the three months ended August 31, 2011, from the three months ended August 31, 2010. Decreased compensation expenses are a result of previously discussed restructuring initiatives and reductions in defined benefit pension costs.

Newsprint

Newsprint expenses decreased $1.8 million, or 11.1%, to $14.1 million for the three months ended August 31, 2011, from the three months ended August 31, 2010. Newsprint consumption decreased 23.3% due to continued usage reduction efforts, outsourcing of our production at certain newspapers as discussed earlier and lower newspaper circulation volume, partially offset by a 15.9% increase in newsprint cost per tonne, resulting in an overall decrease in newsprint expense of 11.1% in the three months ended August 31, 2011, from the three months ended August 31, 2010.

Other operating

Other operating expenses increased $4.4 million or 5.5%, to $83.3 million for the three months ended August 31, 2011, from the three months ended August 31, 2010. Increases in other operating expenses are primarily related to increased outsourced production costs, marketing expenses and consulting fees.

Operating profit before amortization, restructuring and other items

Operating profit before amortization, restructuring and other items increased $3.8 million or 12.5%, to $34.0 million for the three months ended August 31, 2011, from the three months ended August 31, 2010. The increase relates primarily to decreased compensation costs partially offset by decreases in revenue, as discussed above.

Amortization

Amortization increased $0.4 million to $18.6 million for the three months ended August 31, 2011, from the three months ended August 31, 2010. Amortization is not comparable between Postmedia and Canwest LP as amortization is higher in Postmedia due to the higher carrying values of both tangible and intangible assets subject to amortization as a result of the fair values ascribed on the Acquisition. During the three months ended August 31, 2011, amortization expense related to property and equipment and definite life intangible assets was $7.2 million and $11.4 million, respectively.

Restructuring of operations and other items

Restructuring of operations and other items for the three months ended August 31, 2011 decreased $7.8 million to $2.9 million from the three months ended August 31, 2010. Restructuring of operations and other items is not comparable between Postmedia and Canwest LP. Restructuring of operations and other items in the three months ended August 31, 2011 include $3.1 million relating to severance costs, which include both involuntary terminations and voluntary buyouts, a recovery of $1.1 million which represents curtailment gains in respect of our pension and post-retirement plans related to such involuntary terminations and voluntary buyouts, and $0.9 million of expenses relating to the filing of a non-offering prospectus, expenses relating to complying with our contractual obligation to make an exchange offer for the Notes that is registered with the SEC, and management oversight expenses of our various restructuring initiatives. Restructuring of operations and other items in the three months ended August 31, 2010 include $10.2 million relating to severance costs, which include both involuntary terminations and voluntary buyouts.

Operating income (loss)

Operating income for the three months ended August 31, 2011 was $12.5 million. Operating income (loss) is not comparable between Postmedia and Canwest LP due to different capital structures.

Interest expense

Interest expense for the three months ended August 31, 2011 was $18.2 million. Interest expense is not comparable between Postmedia and Canwest LP due to different capital structures.

Other income

Other income for the three months ended August 31, 2010 represented a charge to Canwest Global Communications Corp., the ultimate parent company of Canwest LP, for the use of shared equipment.

Gain on derivative financial instruments

Gain on derivative financial instruments for the three months ended August 31, 2011 was $8.1 million. Gain on derivative financial instruments is not comparable between Postmedia and Canwest LP due to different capital structures. The gain in the three months ended August 31, 2011 includes a gain of $2.7 million related to a foreign currency interest rate swap that was not designated as a hedge and a gain of $5.4 million related to a variable prepayment option on the Notes that represents an embedded derivative. The gain on derivative financial instruments for the three months ended August 31, 2010 includes a gain of $3.3 million related to a foreign currency interest rate swap that was not designated as a hedge and a gain of $4.3 million related to a variable prepayment option on the Notes that represents an embedded derivative.

Foreign currency exchange losses (gains)

Foreign currency exchange losses for the three months ended August 31, 2011 were $4.6 million. Foreign currency exchange losses (gains) are not comparable between Postmedia and Canwest LP due to different capital structures. For the three months ended August 31, 2011 foreign currency exchange losses include $3.9 million of unrealized losses related to the outstanding principal amount on Tranche C of our Term Loan Facility that is not subject to hedge accounting and $0.6 million of realized losses on contractual principal settlements of our foreign currency interest rate swap not designated as a hedge. The foreign currency exchange loss related to Postmedia for the three months ended August 31, 2010 includes realized losses of $1.1 million and unrealized losses of $8.7 million related to US dollar denominated debt under the Term Loan Facility.

Reorganization costs

Reorganization costs represent costs that were directly associated with the reorganization of Canwest LP. During the period ended July 12, 2010, Canwest LP incurred $16.5 million of reorganization costs. These costs consisted of professional fees, advisory fees, management incentive plan and key employee retention plan costs, and foreign currency exchange losses resulting from translating monetary items that are subject to compromise at the period end compared to translated amounts at January 8, 2010, the date of Canwest LP’s Companies’ Creditors Arrangement Act filing (“CCAA filing”), and amounts related to resolution of legal claims outstanding on the date of Canwest LP’s CCAA filing.

Loss before income taxes

Loss before income taxes for the three months ended August 31, 2011 was $2.3 million. Loss before income taxes is not comparable between Postmedia and Canwest LP due to different capital structures. The loss before income taxes for the three months ended August 31, 2011 is primarily due to the seasonality of our business. The loss before income taxes of $44.6 million of Postmedia for the period ended August 31, 2010 is primarily due to acquisition costs, restructuring of operations and other items and seasonality.

Provision for income taxes

For the three months ended August 31, 2011, we did not record an income tax provision or recovery. Income taxes are not comparable between Postmedia and Canwest LP due to different organizational structures. Our effective tax rate for the three months ended August 31, 2011, was different than our statutory tax rate of 27.6% as a result of adjustments to the income tax expense, including a $1.1 million increase related to changes in our valuation allowance, a $0.3 million increase related to non-deductible expenses, a $0.1 million increase related to changes in future tax rates, partially offset by a $0.9 million decrease related to the non-deductible portion of a capital gain. The effective tax rate of Postmedia for the period ended August 31, 2010 was different than its statutory tax rate of 29.0% as a result of adjustments to the income tax expense, including a $10.4 million increase related to changes in our valuation allowance, a $2.1 million increase related to non-deductible expenses, and a $0.5 million increase related to the non-deductible portion of capital losses.

Net loss

Net loss for the three months ended August 31, 2011 was $2.3 million, or $0.06 per share. Net loss is not comparable between Postmedia and Canwest LP due to different capital structures. The net loss for the three months ended August 31, 2011 is primarily due to the seasonality of our business.

Results of Postmedia’s segment operations for the three months ended August 31, 2011 compared to Postmedia’s segment operations for the period ended August 31, 2010 and Canwest LP’s segment operations for the period ended July 12, 2010

	Postmedia		Canwest LP
($ in thousands of Canadian dollars)	For the three months ended August 31, 2011	For the period July 13, 2010 to August 31, 2010	For the period June 1, 2010 to July 12, 2010 (1)
Revenue
Newspapers	222,028	117,694	115,968
All other	9,297	5,244	3,710
Intersegment elimination	(987)	(844)	(449)

	230,338	122,094	119,229

Operating expenses
Newspapers	181,034	100,036	93,668
All other	7,623	6,024	3,462
Corporate	8,705	6,152	3,087
Intersegment elimination	(987)	(844)	(449)

	196,375	111,368	99,768

Operating profit (loss) before amortization, restructuring and other items (2)
Newspapers	40,994	17,658	22,300
All other	1,674	(780)	248
Corporate	(8,705)	(6,152)	(3,087)

	33,963	10,726	19,461

Notes:

(1) We have included historical segment information of Canwest LP to provide historical financial data of the operations we acquired. However, Canwest LP’s historical segment information is not comparable to our segment information and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business. Additionally, Canwest LP’s segment information has been reclassified to reflect our segmented reporting.

(2) See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation of operating profit before amortization, restructuring and other items to net earnings (loss).

Newspapers

Revenue

Revenue for the Newspapers segment decreased $11.6 million, or 5.0%, to $222.0 million for the three months ended August 31, 2011, from the three months ended August 31, 2010. The decrease in revenue is due to decreases in print advertising revenue, declines in circulation volume, and decreases in commercial printing revenue partially offset by increases in digital advertising revenue.

The total advertising linage and the average line rate decreased 6.0% and 1.6%, respectively, from the three months ended August 31, 2010. National advertising revenue decreased 5.4%, retail advertising revenue decreased 5.6% and classified advertising revenue decreased 13.2% from the three months ended August 31, 2010. Insert revenue increased 3.4% primarily related to volume increases of 4.7% from the three months ended August 31, 2010. A 6.2% decrease in print circulation volume was partially offset by increases in per copy pricing, resulting in a 2.5% decrease in print circulation revenue from the three months ended August 31, 2010. Newspaper digital advertising revenue increased 12.4% for the three months ended August 31, 2011, from the three months ended August 31, 2010 and digital circulation and subscription revenue increased nominally, resulting in an overall digital revenue increase of 12.7%. Other revenue decreased $3.5 million which primarily relates to the termination of a commercial printing contract in September 2010 as discussed earlier.

Operating expenses

Operating expenses for the Newspapers segment decreased $12.7 million or 6.5%, to $181.0 million for the three months ended August 31, 2011, from the three months ended August 31, 2010. The decrease in expenses was primarily due to the impact of restructuring and cost reduction initiatives implemented since the Acquisition. In particular compensation expense decreased $14.3 million or 15.2% and newsprint and production expense decreased $0.2 million or 0.7%. The newsprint and production expense decrease is comprised of newsprint expense decreases of 11.1% partially offset by increases in external production costs due to outsourcing. Offsetting these decreases was an increase of $0.3 million or 0.7% in distribution expense and an increase of $0.3 million or 6.5% in marketing expense for the three months ended August 31, 2011 from the three months ended August 31, 2010.

Operating profit before amortization, restructuring and other items

Operating profit before amortization, restructuring and other items, for the Newspapers segment increased $1.0 million or 2.6%, to $41.0 million for the three months ended August 31, 2011, from the three months ended August 31, 2010. This increase was due to decreased operating expenses, partially offset by revenue decreases, as described above.

All other

Operating profit (loss) before amortization, restructuring and other items

Operating profit before amortization, restructuring and other items for the All other category increased $2.2 million to $1.7 million for the three months ended August 31, 2011, from an operating loss before amortization, restructuring and other items for the three months ended August 31, 2010. This increase was due to decreased operating expenses, in particular decreased compensation expenses as a result of previously discussed restructuring initiatives, as well as revenue increases of $0.4 million from the three months ended August 31, 2010.

Corporate

Operating expenses

Corporate expenses decreased $0.5 million to $8.7 million for the three months ended August 31, 2011, from the three months ended August 31, 2010. The decrease is due to a net decrease in compensation costs. During the three months ended August 31, 2011, salaries and benefit increases were offset by decreases in stock-based compensation expense and defined benefit pension costs as discussed earlier.

Postmedia’s operating results for the year ended August 31, 2011 compared to Postmedia’s operating results for the period ended August 31, 2010 and Canwest LP’s operating results for the periods ended May 31, 2010 and July 12, 2010

	Postmedia		Canwest LP
($ in thousands of Canadian dollars)	For the year ended August 31, 2011	For the period July 13, 2010 to August 31, 2010	For the period June 1, 2010 to July 12, 2010 (1)	For the period September 1, 2009 to May 31, 2010 (1)
Revenues
Print advertising	674,451	75,624	78,190	542,680
Print circulation	233,984	31,721	27,770	181,320
Digital	90,282	10,751	9,624	63,801
Other	20,408	3,998	3,645	23,379

	1,019,125	122,094	119,229	811,180

Operating expenses
Compensation	423,512	62,422	54,014	352,219
Newsprint	62,125	8,175	7,639	50,673
Other operating	332,380	40,771	38,115	247,422

	818,017	111,368	99,768	650,314

Operating profit before amortization, restructuring and other items (2)	201,108	10,726	19,461	160,866
Amortization	75,092	11,073	7,136	30,736
Restructuring of operations and other items	42,775	11,209	(518)	2,660

Operating income (loss)	83,241	(11,556)	12,843	127,470
Interest expense, excluding loss on debt prepayment	80,315	12,702	4,498	60,633
Loss on debt prepayment	11,018	—	—	—
Other income	—	—	(283)	(1,501)
Loss (gain) on disposal of property and equipment and intangible assets	175	—	—	(2)
Loss (gain) on derivative financial instruments	21,414	(7,550)	—	—
Foreign currency exchange losses (gains)	(17,960)	9,607	(4,542)	(49,610)
Acquisition costs	1,217	18,303	—	—

Earnings (loss) before reorganization costs and income taxes	(12,938)	(44,618)	13,170	117,950
Reorganization costs	—	—	16,500	41,192

Earnings (loss) before income taxes	(12,938)	(44,618)	(3,330)	76,758
Recovery of income taxes (3)	—	—	n/a	(18,111)

Net earnings (loss) (3)	(12,938)	(44,618)	n/a	94,869

Notes:

(1) We have included historical consolidated financial information of Canwest LP, to provide historical financial data of the operations we acquired. However, Canwest LP’s historical financial statements are not comparable to our consolidated financial statements and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business. Additionally, Canwest LP’s historical consolidated financial data has been reclassified to be consistent with Postmedia’s revenue and expense presentation.

(2) See “Reconciliation of Non-GAAP Financial Measures”.

(3) Under the liquidation basis of accounting for the period from June 1, 2010 to July 12, 2010, the supplementary financial information in note 5 of the audited financial statements of Canwest LP did not include a provision for income taxes.

Revenue

Print advertising

Print advertising revenue decreased $22.0 million, or 3.2%, to $674.5 million for the year ended August 31, 2011, from the year ended August 31, 2010. This decrease relates to decreased revenue from national advertising of 0.6%, retail advertising of 6.7% and classified advertising of 8.2%, partially offset by increased revenue from insert advertising of 2.2% and other advertising of 1.7%.

Print circulation

Print circulation revenue decreased $6.8 million, or 2.8%, to $234.0 million for the year ended August 31, 2011, from the year ended August 31, 2010. Net paid circulation volume decreased 5.9% for the year ended August 31, 2011, from the year ended August 31, 2010, offset partially by price increases, resulting in a 2.8% decrease in overall circulation revenue.

Digital

Digital revenue increased $6.1 million, or 7.3%, to $90.3 million for the year ended August 31, 2011, from the year ended August 31, 2010. The favourable variance was due to a 14.0% increase in online advertising revenue offset by a 6.1% decrease in digital circulation revenue and subscription revenue from FPinfomart.

Other

Other revenue decreased $10.6 million, or 34.2%, to $20.4 million for the year ended August 31, 2011, as compared to the year ended August 31, 2010. The decrease was primarily due to the termination of a commercial printing contract in September 2010 as discussed earlier.

Operating expenses

Compensation

Compensation expenses, which are comprised of payroll and contractor expenses, decreased $45.1 million or 9.6%, to $423.5 million for the year ended August 31, 2011, from the year ended August 31, 2010. Decreased compensation expenses are a result of previously discussed restructuring initiatives and reductions in defined benefit pension costs, partially offset by increases in stock-based compensation expense of $4.4 million.

Newsprint

Newsprint expenses decreased $4.4 million, or 6.6%, to $62.1 million for the year ended August 31, 2011, from the year ended August 31, 2010. Newsprint consumption decreased 17.2% due to continued usage reduction efforts, outsourcing of production at certain newspapers as discussed earlier and lower newspaper circulation volume partially offset by a 12.9% increase in newsprint cost per tonne, resulting in an overall decrease in newsprint expense of 6.6% for the year ended August 31, 2011, from the year ended August 31, 2010.

Other operating

Other operating expenses increased $6.1 million, or 1.9%, to $332.4 million for the year ended August 31, 2011, from the year ended August 31, 2010. Increases in other operating expenses are primarily related to increased outsourced production costs, travel expenses and consulting fees, partially offset by decreases in marketing expenses, distribution expenses and repairs and maintenance expenses.

Operating profit before amortization, restructuring and other items

Operating profit before amortization, restructuring and other items increased by $10.1 million, or 5.3%, to $201.1 million for the year ended August 31, 2011, from the year ended August 31, 2010. The increase relates primarily to decreased compensation costs partially offset by decreases in revenue, as discussed above.

Amortization

Amortization was $75.1 million for the year ended August 31, 2011. Amortization is not comparable between Postmedia and Canwest LP as amortization is higher in Postmedia due to the higher carrying values of both tangible and intangible assets subject to amortization as a result of the fair values ascribed on the Acquisition. During the year ended August 31, 2011, amortization expense related to property and equipment and definite life intangible assets was $29.2 million and $45.9 million, respectively.

Restructuring of operations and other items

Restructuring of operations and other items for the year ended August 31, 2011 was $42.8 million. Restructuring of operations and other items is not comparable between Postmedia and Canwest LP. Restructuring of operations and other items in the year ended August 31, 2011 includes $41.9 million relating to severance costs, which include both involuntary terminations and voluntary buyouts, a recovery of $2.3 million which represents curtailment gains in respect of our pension and post-retirement plans related to such involuntary terminations and voluntary buyouts, and $3.2 million of expenses relating to the filing of a non-offering prospectus, expenses relating to complying with our contractual obligation to make an exchange offer for the Notes that is registered with the SEC, and management oversight expenses of our various restructuring initiatives. Restructuring of operations and other items in the year ended August 31, 2010 include $12.9 million relating to severance costs, which include both involuntary terminations and voluntary buyouts.

Operating income (loss)

Operating income for the year ended August 31, 2011 was $83.2 million. Operating income (loss) is not comparable between Postmedia and Canwest LP due to different capital structures.

Interest expense, excluding loss on debt prepayment

Interest expense for the year ended August 31, 2011 was $80.3 million. Interest expense is not comparable between Postmedia and Canwest LP due to different capital structures.

Loss on debt prepayment

For the year ended August 31, 2011, we recorded a loss on debt prepayment of $11.0 million. This amount includes cash costs of $1.4 million incurred on the prepayment of debt and a non-cash loss of $9.6 million of unamortized discounts and transaction costs related to the prepayment of debt.

Other income

Other income for the year ended August 31, 2010 represented a charge to Canwest Global Communications Corp., the ultimate parent company of Canwest LP, for the use of shared equipment.

Loss (gain) on derivative financial instruments

Loss on derivative financial instruments for the year ended August 31, 2011 was $21.4 million. Loss (gain) on derivative financial instruments is not comparable between Postmedia and Canwest LP due to different capital structures. The loss for the year ended August 31, 2011 includes a loss of $21.1 million related to a foreign currency interest rate swap that was not designated as a hedge and a loss of $1.8 million which represents a payment made to amend the terms of our foreign currency interest rate swap that was not designated as a hedge. Partially offsetting these losses was a gain of $1.5 million related to a variable prepayment option on the Notes that represents an embedded derivative. The gain on derivative financial instruments for the year ended August 31, 2010 includes a gain of $3.3 million related to a foreign currency interest rate swap that was not designated as a hedge and a gain of $4.3 million related to a variable prepayment option on the Notes that represents an embedded derivative.

Foreign currency exchange losses (gains)

Foreign currency exchange gains for the year ended August 31, 2011 were $18.0 million. Foreign currency exchange losses (gains) are not comparable between Postmedia and Canwest LP due to different capital structures. For the year ended August 31, 2011 foreign currency exchange gains consist primarily of net realized gains of $26.9 million related to the US Tranche that was prepaid on April 4, 2011. Partially offsetting these gains are unrealized losses of $5.7 million related to the outstanding principal amount on Tranche C of our Term Loan Facility that is not subject to hedge accounting and realized losses of $2.2 million on contractual principal settlements on the foreign currency interest rate swap not designated as a hedge.

Acquisition costs

During the year ended August 31, 2011 we incurred acquisition costs of $1.2 million related to the Acquisition of Canwest LP. During the period ended August 31, 2010, Postmedia incurred acquisition costs of $18.3 million. These costs were expensed as they were not directly related to either the issuance of debt or equity.

Reorganization costs

Reorganization costs represent costs that were directly associated with the reorganization of Canwest LP. During the periods ended May 31, 2010 and July 12, 2010, Canwest LP incurred reorganization costs of $41.2 million and $16.5 million, respectively. These costs consisted of professional fees, advisory fees, management incentive plan and key employee retention plan costs, and foreign currency exchange losses resulting from translating monetary items that were subject to compromise at the period end compared to translated amounts at January 8, 2010, the date of Canwest LP’s CCAA filing, and amounts related to resolution of legal claims outstanding on the date of Canwest LP’s CCAA filing.

Earnings (loss) before income taxes

Loss before income taxes for the year ended August 31, 2011 was $12.9 million. Earnings (loss) before income taxes is not comparable between Postmedia and Canwest LP due to different capital structures. The loss before income taxes for the year ended August 31, 2011 is primarily due to restructuring of operations and other items, and the loss on debt prepayment.

Recovery of income taxes

For the year ended August 31, 2011 we did not record an income tax provision or recovery. Income taxes are not comparable between Postmedia and Canwest LP due to different organizational structures. Our effective tax rate for the year ended August 31, 2011, was different than our statutory tax rate of 27.6% as a result of adjustments to the income tax expense, including a $2.4 million increase related to changes in our valuation allowance, a $3.1 million increase related to non-deductible expenses, partially offset by a $0.3 million decrease related to changes in future tax rates, a $0.8 decrease related to the non-deductible portion of a capital gain and a $0.8 million decrease related to adjustments in respect of the prior year.

Net earnings (loss)

Net loss for the year ended August 31, 2011 was $12.9 million, or $0.32 per share. Net earnings (loss) is not comparable between Postmedia and Canwest LP due to different capital structures. The net loss for the year ended August 31, 2011 is primarily due to restructuring of operations and other items, and the loss on debt prepayment.

Results of Postmedia’s segment operations for the year ended August 31, 2011 compared to Postmedia’s segment operations for the period ended August 31, 2010 and Canwest LP’s segment operations for the periods ended May 31, 2010 and July 12, 2010

	Postmedia		Canwest LP
($ in thousands of Canadian dollars)	For the year ended August 31, 2011	For the period July 13, 2010 to August 31, 2010	For the period June 1, 2010 to July 12, 2010 (1)	For the period September 1, 2009 to May 31, 2010 (1)
Revenue
Newspapers	984,660	117,694	115,968	785,903
All other	38,710	5,244	3,710	28,707
Intersegment elimination	(4,245)	(844)	(449)	(3,430)

	1,019,125	122,094	119,229	811,180

Operating expenses
Newspapers	761,872	100,036	93,668	616,282
All other	25,548	6,024	3,462	17,750
Corporate	34,842	6,152	3,087	19,712
Intersegment elimination	(4,245)	(844)	(449)	(3,430)

	818,017	111,368	99,768	650,314

Operating profit (loss) before amortization, restructuring and other items (2)
Newspapers	222,788	17,658	22,300	169,621
All other	13,162	(780)	248	10,957
Corporate	(34,842)	(6,152)	(3,087)	(19,712)

	201,108	10,726	19,461	160,866

Notes:

(1) We have included historical segment information of Canwest LP to provide historical financial data of the operations we acquired. However, Canwest LP’s historical segment information is not comparable to our segment information and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business. Additionally, Canwest LP’s segment information has been reclassified to reflect our segmented reporting.

(2) See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation of operating profit before amortization, restructuring and other items to net earnings (loss).

Newspapers

Revenue

Revenue for the Newspapers segment decreased $34.9 million, or 3.4%, to $984.7 million for the year ended August 31, 2011, from the year ended August 31, 2010. The decrease in revenue is due to decreases in print advertising revenue, declines in circulation volume, and decreases in commercial printing revenue partially offset by increases in digital advertising revenue.

The total advertising linage and the average line rate decreased 3.2% and 1.2%, respectively, from the year ended August 31, 2010. National, retail and classified advertising decreased 0.6%, 6.7% and 8.2%, respectively, from the year ended August 31, 2010. Insert volume increased by 2.6% but was partially offset by price decreases resulting in a 2.2% increase in insert revenue from the year ended August 31, 2010. A 5.9% decrease in print circulation volume was partially offset by increases in per copy pricing, resulting in a 2.8% decrease in print circulation revenue from the year ended August 31, 2010. Newspaper digital advertising revenue increased 13.9% for the year ended August 31, 2011, from the year ended August 31, 2010, offset partially by decreases in digital circulation and subscription revenue, resulting in an overall digital revenue increase of 12.5%.

Operating expenses

Operating expenses for the Newspapers segment decreased $48.1 million or 5.9%, to $761.9 million for the year ended August 31, 2011, from the year ended August 31, 2010. The decrease in expenses was primarily due to the impact of restructuring and cost reduction initiatives we implemented since the Acquisition. In particular compensation expense decreased $40.5 million or 10.6%, distribution expense decreased $1.2 million or 0.8% and marketing expense decreased $3.3 million or 12.7% for the year ended August 31, 2011, from the year ended August 31, 2010. Offsetting these decreases was an increase of $0.6 million or 0.5% in newsprint and production expense for the year ended August 31, 2011, from the year ended August 31, 2010. The newsprint and production expense increase is comprised of newsprint expense decreases of 6.6% offset by increases in external production costs due to outsourcing.

Operating profit before amortization, restructuring and other items

Operating profit before amortization, restructuring and other items, for the Newspapers segment increased $13.2 million or 6.3%, to $222.8 million for the year ended August 31, 2011, from the year ended August 31, 2010. This increase was due to decreased operating expenses, partially offset by revenue decreases, as described above.

All other

Operating profit before amortization, restructuring and other items

Operating profit before amortization, restructuring and other items for the All other category increased by $2.8 million to $13.2 million for the year ended August 31, 2011, from the year ended August 31, 2010. This increase was due to decreased operating expenses, in particular decreased compensation expenses as a result of previously discussed restructuring initiatives, as well as revenue increases of $1.0 million from the year ended August 31, 2010.

Corporate

Operating expenses

Corporate expenses increased $5.9 million to $34.8 million for the year ended August 31, 2011, from the year ended August 31, 2010. The increase is due to increases in compensation costs, which include an increase related to stock-based compensation expense, partially offset by decreases in defined benefit pension costs as discussed earlier.

Postmedia’s operating results for the period ended August 31, 2010 and Canwest LP’s operating results for the periods ended May 31, 2010 and July 12, 2010 compared to Canwest LP’s operating results for the year ended August 31, 2009

	Postmedia	Canwest LP
($ in thousands of Canadian dollars)	For the period July 13, 2010 to August 31, 2010	For the period June 1, 2010 to July 12, 2010 (1)	For the period September 1, 2009 to May 31, 2010 (1)	For the year ended August 31, 2009 (1)
Revenues
Print advertising	75,624	78,190	542,680	740,058
Print circulation	31,721	27,770	181,320	246,060
Digital	10,751	9,624	63,801	79,091
Other	3,998	3,645	23,379	33,866

	122,094	119,229	811,180	1,099,075

Operating expenses
Compensation	62,422	54,014	352,219	480,493
Newsprint	8,175	7,639	50,673	92,688
Other operating	40,771	38,115	247,422	354,010

	111,368	99,768	650,314	927,191

Operating profit before amortization, restructuring and other items (2)	10,726	19,461	160,866	171,884
Amortization	11,073	7,136	30,736	40,535
Restructuring of operations and other items	11,209	(518)	2,660	28,805

Operating income (loss)	(11,556)	12,843	127,470	102,544
Interest expense	12,702	4,498	60,633	98,426
Other income	—	(283)	(1,501)	(2,500)
Gain on disposal of property and equipment	—	—	(2)	(2,186)
Loss on disposal of interest rate swaps	—	—	—	180,202
Ineffective portion of hedging derivative instrument	—	—	—	60,112
Impairment loss on masthead	—	—	—	28,250
Gain on derivative financial instruments	(7,550)	—	—	—
Foreign currency exchange losses (gains)	9,607	(4,542)	(49,610)	(154,513)
Acquisition costs	18,303	—	—	—

Earnings (loss) before reorganization costs and income taxes	(44,618)	13,170	117,950	(105,247)
Reorganization costs	—	16,500	41,192	25,756

Earnings (loss) before income taxes	(44,618)	(3,330)	76,758	(131,003)
Recovery of income taxes (3)	—	n/a	(18,111)	(8,893)

Net earnings (loss) (3)	(44,618)	n/a	94,869	(122,110)

Notes:

(1) We have included historical consolidated financial information of Canwest LP, to provide historical financial data of the operations we acquired. However, Canwest LP’s historical financial statements are not comparable to our consolidated financial statements and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business. Additionally, Canwest LP’s historical consolidated financial data has been reclassified to be consistent with Postmedia’s revenue and expense presentation.

(2) See “Reconciliation of Non-GAAP Financial Measures”.

(3) Under the liquidation basis of accounting for the period from June 1, 2010 to July 12, 2010, the supplementary financial information in note 5 of the audited financial statements of Canwest LP did not include a provision for income taxes.

Revenue

Print advertising

Print advertising revenue decreased $43.6 million, or 5.9%, for the year ended August 31, 2010, from $740.1 million for the year ended August 31, 2009. This decrease was primarily due to declines in advertising revenue associated with the weakness in the Canadian economy as well as a continuing shift in advertising dollars from newspaper advertising to advertising in other platforms, including new media outlets. In the year ended August 31, 2010, we experienced lower revenue in all of our print advertising categories from the year ended August 31, 2009, except for national advertising which increased by 0.8%. Retail advertising decreased 7.3%, classified advertising decreased 16.2%, insert advertising decreased 2.9% and other advertising decreased 8.8% compared to the year ended August 31, 2009.

Print circulation

Print circulation revenue decreased $5.2 million, or 2.1%, for the year ended August 31, 2010, from $246.1 million for the year ended August 31, 2009. Net paid circulation volume decreased 6.4% for the year ended August 31, 2010 from the year ended August 31, 2009, offset partially by price increases, resulting in a 2.1% decrease in overall circulation revenue.

Digital

Digital revenue increased $5.1 million, or 6.4%, for the year ended August 31, 2010, from $79.1 million for the year ended August 31, 2009. The increase was due to an 8.1% increase in online advertising revenue and a 3.2% increase in digital circulation revenue and subscription revenue from FPinfomart.

Other

Other revenue decreased $2.8 million, or 8.4%, for the year ended August 31, 2010, from $33.9 million for the year ended August 31, 2009. The decrease was primarily due to lower levels of commercial printing business.

Operating expenses

Compensation

Compensation expenses decreased $11.8 million, or 2.5% for the year ended August 31, 2010, from $480.5 million for the year ended August 31, 2009. Decreased compensation expenses are primarily the result of cost savings initiatives implemented by Canwest LP in fiscal 2009 and continued focus on cost containment in the year ended August 31, 2010.

Newsprint

Newsprint expenses decreased $26.2 million, or 28.3% for the year ended August 31, 2010, from $92.7 million for the year ended August 31, 2009. Newsprint consumption decreased 9.2% from the year ended August 31, 2009 due to usage reduction efforts implemented in fiscal 2009 by Canwest LP and lower newspaper circulation volume. In addition to this reduction in newsprint volume, newsprint cost per tonne decreased 21.0% during the same period contributing to the majority of the overall decrease in newsprint expense.

Other operating

Other operating expenses decreased $27.7 million, or 7.8% for the year ended August 31, 2010, from $354.0 million for the year ended August 31, 2009. Decreased other operating expenses were primarily the result of cost savings initiatives implemented in fiscal 2009 by Canwest LP and continued focus on cost containment in the year ended August 31, 2010. Reductions were experienced across most categories including distribution, travel, entertainment, marketing and occupancy.

Operating profit before amortization, restructuring and other items

Operating profit before amortization and restructuring and other items increased by $19.2 million, or 11.2% for the year ended August 31, 2010, from $171.9 million for the year ended August 31, 2009. The increase relates to the costs savings initiatives discussed above, partially offset by revenue decreases discussed above.

Amortization

Amortization increased by $8.4 million, or 20.7% for the year ended August 31, 2010 from $40.5 million for the year ended August 31, 2009. Amortization is not comparable between these periods as amortization was higher subsequent to the Acquisition due to the higher fair values of both intangible and tangible assets as a result of the Acquisition.

Restructuring of operations and other items

Restructuring of operations and other items decreased by $15.5 million for the year ended August 31, 2010, from $28.8 million for the year ended August 31, 2009. The decrease is the result of a lower level of restructuring activity in the year ended August 31, 2010. The majority of restructuring expense in the year ended August 31, 2010 was expensed after completion of the Acquisition and relates to restructuring initiatives of Postmedia that continued in the year ended August 31, 2011. The expense of $28.8 million for the year ended August 31, 2009 does not include expenses related to the Acquisition.

Operating income

Operating income increased by $26.2 million, or 25.6% for the year ended August 31, 2010, from $102.5 million for the year ended August 31, 2009. The increase in operating income relates to the decrease in restructuring of operations and other items of $15.5 million, partially offset by the increase in amortization of $8.4 million discussed above.

Interest expense

Interest expense is not comparable between Postmedia and Canwest LP due to different capital structures.

Other income

Other income represents a charge to Canwest Global Communications Corp., the ultimate parent company of Canwest LP, for the use of shared equipment.

Gain on disposal of property and equipment

In the year ended August 31 2009, Canwest LP sold a building in Edmonton, Alberta and realized a gain of $2.2 million.

Loss on disposal of interest rate swaps

As a result of the termination of hedging derivative instruments, Canwest LP recorded a foreign currency swap loss of $180.2 million in the year ended August 31, 2009.

Ineffective portion of hedging derivative instrument

As a result of the termination of hedging derivative instruments in the year ended August 31, 2009, Canwest LP reclassified $60.1 million of accumulated other comprehensive losses to the statement of earnings (loss) as a result of the hedge ineffectiveness.

Impairment loss on masthead

Due to a decline in operating results, and lower expectations for advertising revenue growth, Canwest LP recorded an impairment charge of $28.3 million for the National Post masthead for the year ended August 31, 2009.

Gain on derivative financial instruments

During the period ended August 31, 2010, Postmedia recorded a gain on derivative financial instruments of $7.6 million. This amount includes a gain of $3.5 million related to a foreign currency interest rate swap that was not designated as a hedge and a gain of $4.3 million related to a variable prepayment option on the Notes that represents an embedded derivative.

Foreign currency exchange gains

Foreign currency exchange gains are not comparable between Postmedia and Canwest LP due to the different capital structures.

Acquisition costs

During the period ended August 31, 2010, Postmedia incurred acquisition costs of $18.3 million related to the Acquisition of Canwest LP. These costs were expensed as they were not directly related to either the issuance of debt or equity.

Reorganization costs

Reorganization costs represent costs that can be directly associated with the reorganization of Canwest LP. During the periods ended May 31, 2010 and July 12, 2010, Canwest LP incurred reorganization costs of $41.2 million and $16.5 million, respectively, a cumulative increase of $31.9 million from the year ended August 31, 2009 total of $25.8 million. These costs consist of professional fees, advisory fees, management incentive plan and key employee retention plan costs, and foreign currency exchange losses resulting from translating monetary items that were subject to compromise at the period end compared to the translated amounts at January 8, 2010, the date of Canwest LP’s CCAA filing, and amounts related to resolution of legal claims outstanding on the date of Canwest LP’s CCAA filing.

Earnings (loss) before income taxes

Earnings (loss) before income taxes is not comparable between Postmedia and Canwest LP due to different capital structures. The net loss before income taxes of $44.6 million for Postmedia for the period ended August 31, 2010 is primarily due to acquisition costs, restructuring of operations and other items and seasonality.

Recovery of income taxes

Income taxes are not comparable between Postmedia and Canwest LP due to different organization structures. For the period ended August 31, 2010 Postmedia did not record an income tax provision or recovery. Our effective tax rate for the period was different than our statutory tax rate of 29.0% as a result of adjustments to the income tax expense, including a $10.4 million increase related to changes in our valuation allowance, a $0.5 million increase related to the non-deductible portion of a capital loss and a $2.1 million increase related to non-deductible expenses.

Net earnings (loss)

Net earnings (loss) is not comparable between Postmedia and Canwest LP due to different capital structures. The net loss of Postmedia for the period ended August 31, 2010 of $44.6 million, or $1.11 per share, is primarily due to acquisition costs, restructuring of operations and other items and seasonality.

Results of Postmedia’s segment operations for the period ended August 31, 2010 and Canwest LP’s segment operations for the periods ended May 31, 2010 and July 12, 2010 compared to Canwest LP’s segment operations for the year ended August 31, 2009

	Postmedia	Canwest LP
($ in thousands of Canadian dollars)	For the period July 13 to August 31, 2010	For the period June 1 to July 12, 2010 (1)	For the period September 1, 2009 to May 31, 2010 (1)	For the year ended August 31, 2009 (1)
Revenue
Newspapers	117,694	115,968	785,903	1,058,227
All other	5,244	3,710	28,707	45,551
Intersegment elimination	(844)	(449)	(3,430)	(4,703)

	122,094	119,229	811,180	1,099,075

Operating expenses
Newspapers	100,036	93,668	616,282	875,963
All other	6,024	3,462	17,750	37,528
Corporate	6,152	3,087	19,712	18,403
Intersegment elimination	(844)	(449)	(3,430)	(4,703)

	111,368	99,768	650,314	927,191

Operating profit (loss) before amortization, restructuring and other items (2)
Newspapers	17,658	22,300	169,621	182,264
All other	(780)	248	10,957	8,023
Corporate	(6,152)	(3,087)	(19,712)	(18,403)

	10,726	19,461	160,866	171,884

Notes:

(1) We have included historical segment information of Canwest LP to provide historical financial data of the operations we acquired. However, Canwest LP’s historical segment information is not comparable to our segment information and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business. Additionally, Canwest LP’s segmented information has been reclassified to reflect our segmented reporting with the following exception. As of September 1, 2009, Canwest LP began attributing the portion of national display advertising revenue and expenses associated with the newspaper websites to the Newspapers segment. We have not restated the prior periods because we are not able to generate the data for earlier periods and, as a result, prior period segment information is not comparable. If Canwest LP had not changed the allocation of revenue and expenses, revenue for the All other category for the year ended August 31, 2010 would have increased by $8.9 million, with a corresponding decrease to the Newspapers segment revenue; operating expenses for the All other category for the year ended August 31, 2010 would have increased $5.0 million, with a corresponding decrease in Newspapers segment operating expenses; and operating profit for the All other category for the year ended August 31, 2010 would have increased by $3.9 million with a corresponding decrease to the Newspapers segment operating profit.

(2) See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation of operating profit before amortization, restructuring and other items to net earnings (loss).

Newspapers

Revenue

Revenue for the Newspapers segment decreased $38.7 million, or 3.7%, for the year ended August 31, 2010 from $1,058.2 million for the year ended August 31, 2009. The decrease in revenue is primarily due to a decline in advertising revenue associated with the weakness in the Canadian economy as well as a continuing shift in advertising dollars from newspaper advertising to advertising in other platforms, including online and other digital outlets.

Total advertising linage and the average line rate decreased 1.0% and 5.3%, respectively, from the year ended August 31, 2009. National advertising revenue increased 0.8% during the year ended August 31, 2010 offset by decreases in retail and classified advertising of 7.3% and 16.2%, respectively. Insert revenue decreased 2.9% primarily related to volume decreases of 2.2% from the year ended August 31, 2009. A 6.4% decrease in print circulation volume was partially offset by increases in per copy pricing, resulting in a 2.1% decrease in print circulation revenue from the year ended August 31, 2009. Newspaper digital advertising revenue increased 26.3% for the year ended August 31, 2010, from the year ended August 31, 2009, primarily due to the reclassification of national display advertising. The revenue in these periods are not directly comparable as Canwest LP began, effective September 1, 2009, attributing the portion of national display advertising revenue associated with the newspaper websites to the Newspapers segment. If Canwest LP had not changed the allocation of revenue and expenses, revenue for the Newspapers segment would have been $8.9 million lower for the year ended August 31, 2010 as compared to the year ended August 31, 2009.

Operating expenses

Operating expenses for the Newspapers segment decreased $66.0 million, or 7.5%, for the year ended August 31, 2010 from $876.0 million for the year ended August 31, 2009. The decrease in expenses was primarily due to the impact of cost reduction initiatives implemented by Canwest LP in the year ended August 31, 2009 as well as decreases in newsprint volume and prices. In particular, compensation expense decreased 6.4% for the year ended August 31, 2010 from the year ended August 31, 2009. Newsprint expense decreased 28.3% due to newsprint consumption decreases of 9.2% and Newsprint pricing decreases of 21.0% for the year ended August 31, 2010 from the year ended August 31, 2009. Newsprint consumption decreases are the result of usage reduction efforts implemented by Canwest LP in the year ended August 31, 2009 and lower newspaper circulation volume. Operating expenses in these periods are not directly comparable as Canwest LP began attributing the portion of national display advertising expenses associated with the newspaper websites to the Newspapers segment. If Canwest LP had not changed the allocation of revenue and expenses, operating expenses for the Newspapers segment would have been $5.0 million lower for the year ended August 31, 2010 as compared to the year ended August 31, 2009.

Operating profit before amortization, restructuring and other items

Operating profit before amortization, restructuring and other items, for the Newspapers segment increased $27.3 million, or 15.0%, for the year ended August 31, 2010 from $182.3 million for the year ended August 31, 2009. This increase was primarily due to benefits from operating cost reduction initiatives implemented by Canwest LP in the year ended August 31, 2009 and continued focus on cost containment in the year ended August 31, 2010. Operating profit in these periods is not directly comparable as Canwest LP began attributing the portion of national display advertising revenue and operating expenses associated with the newspaper websites to the Newspapers segment. If Canwest LP had not changed the allocation of revenue and expenses, operating profit for the Newspapers segment would have been $3.9 million lower for the year ended August 31, 2010 as compared to the year ended August 31, 2009.

All other

Operating profit before amortization, restructuring and other items

Operating profit before amortization, restructuring and other items for the All other category increased $2.4 million, or 29.9%, for the year ended August 31, 2010 from $8.0 million for the year ended August 31, 2009. This increase is due to the discontinuation of the printed directory division and reflects changes in the allocation of costs to the Newspapers segment offset by a reduction in profit due to the change in allocation of national display advertising revenue from the All other category to the Newspapers segment.

Corporate

Operating expenses

Corporate expenses increased $10.5 million for the year ended August 31, 2010 from $18.5 million for the year ended August 31, 2009. The increase is due to increases to compensation costs, including pension, and incentive programs. Additionally, the expenses for the year ended August 31, 2009 include a reduction of operating expenses of $6.2 million for active employee health and insurance benefits related to prior years.

Consolidated quarterly financial results

($ in thousands of Canadian dollars, except per share information)	Postmedia					Canwest LP(1)
	Fiscal 2011				Fiscal 2010	Fiscal 2010
	Three months ended August 31, 2011	Three months ended May 31, 2011	Three months ended February 28, 2011	Three months ended November 30, 2010	July 13, 2010 to August 31, 2010	June 1, 2010 to July 12, 2010		Three months ended May 31, 2010		Three months ended February 28, 2010		Three months ended November 30, 2009
Revenue(2)	230,338	259,192	242,538	287,057	122,094	119,229		270,345		254,418		286,417
Net earnings (loss)(1)	(2,312)	(3,881)	(12,310)	5,565	(44,618)	n/a	(3)	40,639		(7,613)		61,843
Net earnings (loss) per share
Basic	$(0.06)	$(0.10)	$(0.31)	$0.14	$(1.11)	n/a	(4)	n/a	(4)	n/a	(4)	n/a	(4)
Diluted	$(0.06)	$(0.10)	$(0.31)	$0.14	$(1.11)	n/a	(4)	n/a	(4)	n/a	(4)	n/a	(4)
Cash flows from operating activities	(5,187)	39,236	9,185	(4,615)	17,502	n/a	(3)	37,913		45,652		5,253

Notes:

(1) We have included historical consolidated quarterly financial information of Canwest LP to provide quarterly historical financial data of the operations we acquired. However, Canwest LP’s historical quarterly unaudited financial information is not comparable to our unaudited quarterly consolidated financial information and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business.

(2) Beginning in the three months ended February 28, 2011 our revenues experienced declines from the prior year due to the loss of a commercial printing contract as well as decreases in print advertising revenue.

(3) As Canwest LP was under the liquidation basis of accounting for the period from June 1, 2010 to July 12, 2010, the supplementary financial information in note 5 of the audited financial statements of Canwest LP did not include a provision for income taxes. As a result net earnings (loss) have not been presented for the period from June 1, 2010 to July 12, 2010 in the above table. Additionally, no cash flow information was prepared for Canwest LP under the liquidation basis of accounting for the period from June 1, 2010 to July 12, 2010 and as a result cash flows from operating activities have not been presented for the period from June 1, 2010 to July 12, 2010 in the above table.

(4) Net earnings (loss) per share information has not been provided for the partnership units of Canwest LP.

Liquidity and capital resources

Our principal use of funds are for working capital requirements, debt servicing and capital expenditures. Based on our current and anticipated level of operations, we believe that our cash on hand, cash flows from operations and available borrowings under our Term Loan Facility and asset-based revolving credit facility (“ABL facility”) will enable us to meet our working capital, capital expenditures, debt servicing and other funding requirements for the foreseeable future. However, our ability to fund our working capital needs, debt payments and other obligations, and to comply with the financial covenants under our debt agreements, depends on our future operating performance and cash flows. There are a number of factors which may adversely affect our operating performance and our ability to meet these obligations. See “Key Factors Affecting Operating Results” described earlier. Our cash flows from operating activities may be impacted by, among other things, competition from other newspapers and alternative forms of media and competition from alternative emerging technologies. In addition, in recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising formats, including new media outlets. Although we expect to fund our capital needs with our available cash, cash generated from operations and available borrowings under the ABL facility, our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our debt. See “Risk Factors”.

In conjunction with the refinancing on April 4, 2011, described below under “Uses of Cash—Indebtedness”, the financial covenants in the Term Loan Facility credit agreement were favourably modified and are as follows:

•	The consolidated interest coverage ratio shall not at any time be less than 2.00 to 1.00;

•	The consolidated total leverage ratio shall not exceed (a) 4.50 to 1.00 through November 29, 2012 and (b) 4.00 to 1.00 from November 30, 2012 through maturity; and

•	The consolidated first lien indebtedness leverage ratio shall not exceed (a) 3.00 to 1.00 through November 29, 2012 and (b) 2.50 to 1.00 from November 30, 2012 through maturity.

As at August 31, 2011, we were in compliance with all debt covenants and no amounts were drawn under the ABL Facility.

As part of our annual budgeting process, management projects capital expenditures for the forthcoming fiscal year. Each project is subject to a detailed review on a case by case basis prior to approval. Investment projects must achieve an acceptable return on investment and generally are expected to demonstrate a payback period of no more than three years. In certain instances where there are strategic considerations, a longer timeframe may be considered.

For the year ending August 31, 2012, we expect our major non-operating cash requirements to include discretionary capital expenditures of approximately $32 to $35 million and contractual principal repayments of long-term debt to total approximately $17 million. We expect to meet our cash needs for fiscal 2012 through a combination of operating cash flows and cash on hand.

Sources of Cash

Cash flows from operating activities

Our principal sources of liquidity are cash flows from operating activities. For the three months and year ended August 31, 2011, our cash flows from operating activities were a usage of $5.2 million and a source of $38.6 million, respectively (for the period ended August 31, 2010—a source of $17.5 million). As of August 31, 2011 we had cash of $10.5 million (August 31, 2010—$40.2 million) and our ABL facility remained undrawn. Availability under the ABL facility as August 31, 2011 was $37.3 million (August 31, 2011—$35.1 million).

Uses of Cash

Cash flows from investing activities

For the three months and year ended August 31, 2011, our cash flows from investing activities were an outflow of $7.2 and $19.2 million, respectively (for the period ended August 31, 2010 – an outflow of $841.1 million). Total capital expenditures related to property and equipment and intangible assets for the three months and year ended August 31, 2011 were $7.2 million and $20.4 million, respectively (for the period ended August 31, 2010—$1.4 million). In addition, during the three months and year ended August 31, 2011 we disposed of property and equipment and intangible assets for proceeds of a nominal amount and $1.2 million, respectively (for the period ended August 31, 2010 – nil). In the period ended August 31, 2010, we paid cash consideration, net of cash acquired, of $839.7 million for substantially all of the assets and certain liabilities of Canwest LP.

Cash flows from financing activities

Cash flows from financing activities for the three months and year ended August 31, 2011, were an outflow of $8.2 million and $49.2 million, respectively, primarily related to our indebtedness as discussed below. During the period ended August 31, 2010, cash flows from financing activities were an inflow of $863.8 million. This included cash proceeds raised from the issuance of capital stock, net of costs to issue, of $251.0 million and net cash proceeds from the issuance and repayment of long-term debt as discussed below.

Indebtedness

As of August 31, 2011, we have amounts outstanding under the Term Loan Facility of US$340.0 million (August 31, 2010—US$267.5 million and CDN$110.0 million). In addition, as of August 31, 2011, we have US$275.0 million of Notes outstanding (August 31, 2010—US$275.0 million).

On April 4, 2011, we entered into an agreement to amend certain terms of the Term Loan Facility. As a result, amounts then outstanding under the US Tranche of the Term Loan Facility of $238.0 million (US$247.0 million) and the Canadian Tranche of the Term Loan Facility of $107.3 million were repaid and replaced with Tranche C. Tranche C was issued for US$365.0 million (CDN$351.7 million) at a discount of 0.25% for net proceeds of $350.8 million, before financing fees of $5.4 million. On July 13, 2010 we entered into the Term Loan Facility and issued US$275.0 of Notes. The net proceeds received from the issuance of the Term Loan Facility and the Notes was $649.2 million, net of issuance costs of $35.6 million.

During the three months ended August 31, 2011 we made mandatory and optional principal repayments on our Term Loan Facility of $2.1 million (US$2.2 million) and $5.9 million (US$6.0 million), respectively. During the year ended August 31, 2011 we made mandatory and optional principal repayments on our Term Loan Facility, excluding the repayment on April 4, 2011 discussed above, of $10.1 million (US$7.5 million and CDN$2.8 million) and $37.3 million (US$38.0 million), respectively (for the period ended August 31, 2010—optional principal repayments of $34.7 million (US$32.5 million)).

During the year ended August 31, 2011 we made a capital lease payment of $1.8 million (for the period ended August 31, 2010—$1.7 million).

The following tables set out the principal and carrying amount of debt outstanding as at August 31, 2011 and August 31, 2010. The first column of the table translates our US dollar debt to the Canadian equivalent based on foreign exchange rates specified in our foreign currency swap agreements for swapped debt and at the closing foreign exchange rate on August 31, 2011 and August 31, 2010, respectively, for our non-swapped debt.

	August 31, 2011
($ in thousands of Canadian dollars)	Principal translated at swapped or period end rates	Principal translated at period end exchange rates	Financing fees, discounts and other	Carrying value
Term loan—Tranche C (swapped) (US$228.1M)	233,679	223,426	13,325	210,101
Term loan—Tranche C (non-swapped) (US$111.9M)	109,598	109,598	6,537	103,061
Notes (swapped) (US$275.0M)	284,625	269,335	10,199	259,136

	627,902	602,359	30,061	572,298

	August 31, 2010
($ in thousands of Canadian dollars)	Principal translated at swapped or period end rates	Principal translated at period end exchange rates	Financing fees, discounts and other	Carrying value
Term loan—US Tranche (swapped) (US$225.0M)	232,875	239,963	17,608	222,355
Term loan—US Tranche (non-swapped) (US$42.5M)	45,326	45,326	5,949	39,377
Term loan—Canadian Tranche	110,000	110,000	8,400	101,600
Notes (swapped) (US$275.0M)	284,625	293,288	10,589	282,699

	672,826	688,577	42,546	646,031

Financial position as at August 31, 2011 compared to August 31, 2010

	August 31,	August 31,
($ in thousands of Canadian dollars)	2011	2010
Current assets	150,822	177,678
Total assets	1,180,243	1,266,204
Current liabilities	148,255	164,542
Total liabilities	875,901	950,802
Shareholders’ equity	304,342	315,402

Our current assets are lower at August 31, 2011 due to a decrease in cash primarily related to optional payments made under our Term Loan Facility. Total assets have decreased due to the reduction of carrying amounts for property and equipment and indefinite life intangible assets as a result of amortization recorded during the year ended August 31, 2011 and the reduction in cash already described. Current liabilities have decreased due to decreases in payroll related liabilities and restructuring accruals, partially offset by increases to the current portion of derivative financial instruments. Total liabilities have decreased due to foreign exchange translation and principal payments on long-term debt as well as decreased pension liabilities and the reduction in current liabilities described above.

Financial Instruments and Financial Instruments Risk Management

Risk Management

Our activities expose us to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. We use derivative financial instruments to hedge certain foreign currency and interest rate risk exposures. We have also entered into certain derivative financial instruments to reduce foreign currency risk for which we are unable to utilize hedge accounting.

Current risk management techniques utilized include monitoring fair value of derivative financial instruments, fair value of publicly traded debt, foreign exchange rates and interest rates with respect to interest rates and foreign currency risk, aging analysis and credit reviews for credit risk and cash flow projections for liquidity risk. Risk management is primarily the responsibility of our corporate finance functions.

Derivative financial instruments

Following the completion of the Acquisition on July 13, 2010, we entered into a foreign currency interest rate swap related to the Notes with a notional amount of US$275.0 million, a fixed currency exchange rate of US$1:$1.035 and a fixed interest rate of 14.53%. This arrangement terminates on July 15, 2014 and includes a final exchange of the principal amounts on that date. On April 4, 2011, we amended the hedging arrangement for the Notes to favourably modify the financial covenants such that they are consistent with the financial covenants in the Term Loan Facility described earlier. As a result the interest rate on the notional principal amount has changed from a fixed rate of 14.53% to a fixed rate of 14.78%. We have designated this instrument as a hedge and utilize cash flow hedge accounting in our financial statements.

On July 13, 2010, we also entered into a foreign currency interest rate swap which amortizes with principal payments on the debt and has a notional amount outstanding as at August 31, 2011 of US$180.0 million related to Tranche C of the Term Loan Facility (August 31, 2010—US$225.0 million). This foreign currency interest rate swap has a fixed currency exchange rate of US$1:$1.035 and converts the interest rate on the notional Canadian principal amount to bankers acceptance rates plus 9.25% until August 31, 2014. On April 4, 2011, in conjunction with the amendments to the Term Loan Facility, we amended this foreign currency interest rate swap to modify the terms to be consistent with the Term Loan Facility amendments. As a result, the interest rate on the notional Canadian principal amount has changed from bankers acceptance rates plus 9.25% to bankers acceptance rates plus 7.07%. The Company has not designated this swap as a hedge and accordingly does not use hedge accounting for this instrument.

On June 20, 2011, we entered into a foreign currency interest rate swap of US$50.0 million to hedge part of the remaining foreign currency risk and interest rate risk associated with Tranche C. This foreign currency interest rate swap amortizes with principal payments on the debt until May 31, 2015 and has a notional amount outstanding at August 31, 2011 of US$48.1 million, a fixed currency exchange rate of US$1:$0.9845 and a fixed interest rate of 8.66%. We have designated this instrument as a hedge and utilize cash flow hedge accounting in our financial statements.

Foreign currency risk

As discussed above we have entered into transactions to reduce foreign currency risk exposure on our US dollar denominated debt. As at August 31, 2011, we had mitigated foreign currency risk on 82% of our US dollar denominated debt, meeting our goal of largely eliminating our exposure to foreign currency fluctuations on our US dollar denominated indebtedness (August 31, 2010—92%). As at August 31, 2011, we were still exposed to foreign currency risk on the unswapped portion of Tranche C of US$111.9 million, representing 18% of our outstanding US dollar denominated indebtedness (August 31, 2010—8%). As at August 31, 2011, a $0.01 change in the period end exchange rate of a Canadian dollar per one US dollar, holding all other variables constant, would have resulted in an increase or decrease of $0.9 million to the statement of operations (for the period ended August 31, 2010—$0.1 million).

Interest rate risk

We have no significant interest bearing assets. Our interest rate risk arises from long term borrowings issued at variable rates which expose us to cash flow interest rate risk and borrowings issued at fixed rates which expose us to fair value interest rate risk.

We manage our cash flow and fair value interest rate risk by using foreign currency interest rate swaps but we do not have a formal interest rate risk policy. Such swaps have the economic effect of converting borrowings from US floating rates to Canadian floating and fixed rates as applicable or from US fixed rates to Canadian fixed rates.

Under these swaps, we agree with other parties to exchange, at specified intervals, the difference between US and Canadian fixed interest rates or US and Canadian floating interest rates calculated by reference to the agreed upon notional amounts, as well as amounts reflecting the amortization of the principal amount.

As at August 31, 2011, we held $285.9 million of debt subject to cash flow interest rate risk and $316.5 million of debt subject to fair value interest rate risk (August 31, 2010—$395.4 million and $293.3 million, respectively).

As at August 31, 2011, if interest rates on long-term debt had been 100 basis points higher or lower, with all other variables held constant, interest expense would have been $3.5 million higher or lower for the year ended August 31, 2011 (for the period ended August 31, 2010—$0.6 million).

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations. As at August 31, 2011, no individual balance represented a significant portion of our accounts receivable. We establish an allowance for doubtful accounts based on the specific credit risk of our customers and historical trends. The allowance for doubtful accounts amounted to $2.7 million as at August 31, 2011 (August 31, 2010—a nominal amount). On the Acquisition Date we were required to fair value our assets which resulted in our doubtful receivables being valued at nil and our allowance for doubtful accounts being eliminated. As a result our allowance for doubtful accounts was nominal at August 31, 2010.

We continuously monitor the financial condition of our customers, review the credit history of each customer, review the aging of accounts receivable, evaluate significant individual credit risk accounts and utilize each customer’s historical experience in order to both grant credit and set up our allowance for doubtful accounts. If such collectability estimates prove inaccurate, adverse adjustments to future operating results could occur and could be material.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due or the risk that those financial obligations have to be met at excessive cost. We manage this exposure by using cash on hand and cash flow forecasts and by deferring or eliminating discretionary spending. We have an ABL Facility of up to $60 million which is subject to certain restrictions as described in note 11 of our annual audited consolidated financial statements resulting in an availability of $37.3 million as of August 31, 2011 (August 31, 2010—$35.1 million).

Our obligations under firm contractual arrangements, including commitments for future payments under capital lease arrangements, operating lease arrangements, and pension funding agreements and debt and swap agreements as of August 31, 2011 are as follows:

	Fiscal year ending August 31,
($ in thousands)	2012	2013	2014	2015	2016	Thereafter
Capital leases	—	—	—	—	—	1,560
Operating leases	16,713	14,605	13,401	11,180	10,453	15,083
Estimated pension funding obligations(1)	35,816	28,010	25,534	24,539	22,006	N/A
Long-term debt(2)(3)	16,862	33,724	50,586	50,586	181,266	269,335
Interest on long-term debt(2)(3)	54,783	53,496	50,882	47,151	42,727	67,461
Cash outflow on derivative financial instruments(4)	125,525	132,350	411,175	10,130	—	—
Cash inflow on derivative financial instruments(4)	(109,021)	(117,120)	(380,316)	(9,969)	—	—

Total	140,678	145,065	171,262	133,617	256,452	353,439

Notes:

(1) Reflects expected contributions to defined benefit pension, post-retirement and post-employment plans. Information for pension funding obligations is based on our most recent actuarial valuation dated December 31, 2010, which does not include calculations of our pension funding obligations beyond Fiscal 2016. Future required payments will be material.

(2) Long-term debt and interest payments include only the quarterly minimum contractual principal repayments.

(3) US dollar long-term debt payments have been converted to Canadian dollars using the closing exchange rate on August 31, 2011. Interest payments have been calculated based on actual interest and foreign exchange rates as of August 31, 2011.

(4) Cash disbursements and receipts on derivative financial instruments represent contractual future cash payments based on current interest and foreign exchange rates.

Guarantees and Off-Balance Sheet Arrangements

We do not have any significant guarantees or off-balance sheet arrangements.

Differences between Canadian GAAP and US GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. The significant differences are discussed in detail in note 20 of our audited consolidated financial statements for the year ended August 31, 2011 and the period ended August 31, 2010.

Risk Factors

The risks and uncertainties described below are those we currently believe to be material, but should not be considered exhaustive. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, financial condition, results of operations and cash flows and consequently the price of our Shares and the Notes could be materially and adversely affected.

Risks Relating to Our Business

Competition from other newspapers and alternative forms of media may impair our ability to generate advertising and circulation revenue.

Participants in the newspaper publishing industry depend primarily upon advertising sales, paid subscriptions and single copy newspaper sales in order to generate revenue. Competition for advertising, subscribers, readers and distribution is intense and comes primarily from television; radio; local, regional and national newspapers; magazines; free publications; direct mail; internet; telephone directories; and other communications and advertising and subscriber-based media that operate in these markets. In addition, in recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising platforms, including new media outlets, and this shift may be permanent. Participants in the online media industry also depend upon the sale of advertisements and paid subscriptions in order to generate revenue. The online media industry experiences additional competitive challenges because barriers to entry are low and geographic location is less relevant.

The cost of advertising in alternative forms of media such as those described above may decline, and the ease of producing advertising for alternative media might improve. Similarly, participants in alternative media platforms may improve their ability to target specific audiences and therefore become a more attractive media for advertisers. These circumstances could result in our newspaper or online media not being as competitive as they are currently in relation to these alternative forms of media. In order to respond to changing circumstances, our costs of producing or promoting our editorial content may increase, or we may need to reduce our advertising and/or subscription rates, either of which could adversely affect our financial performance. Increased competition could also lead to additional expenditures for editorial content and marketing.

In addition, there is increasing consolidation in the Canadian newspaper publishing and other media industries, and competitors increasingly include market participants with interests in multiple media. These competitors may be more attractive than we are to certain advertising agencies because they may be able to bundle advertising sales across newspaper, television and internet platforms. Some of these competitors also have access to greater financial and other resources than we do.

Our ability to continue to compete successfully in the newspaper and online media industries and to attract advertising dollars, subscribers and readers will depend upon a number of factors, including:

•	our continued ability to offer high-quality editorial content;

•	the variety, quality and attractiveness of our products and services;

•	the pricing of our products and services;

•	the platform on which our products and services are offered;

•	the manner in which we market and promote our products and services;

•	the effectiveness of the distribution of our products and services;

•	our customer service; and

•	the emergence of technologies resulting in further shifts, which may be permanent, from newspaper advertising to advertising in other formats, including new media outlets.

These factors are largely dependent upon on our ability to:

•	identify and successfully respond to customer trends and preferences;

•	develop new products across our business lines;

•	appeal to many demographics; and

•	expand into new distribution channels, particularly with respect to digital media and online products.

There can be no assurance provided that existing and future competitors will not pursue or be capable of achieving similar or competitive business strategies. In addition, there can be no assurance provided that we will be able to compete successfully with existing or potential competitors, or that increased competition will not have an adverse effect on our business, financial condition or results of operations.

Advertising revenue is the largest component of our revenues and our advertising revenue is influenced by prevailing economic conditions and the prospects of our advertising customers. Advertising revenue has been declining since 2009.

We generate revenue primarily from the sale of advertising. Advertising revenue, including both print and digital advertising, represented 72% of our consolidated revenues in the year ended August 31, 2011. (for the year ended August 31, 2010—72%)

Advertising revenue is affected by prevailing economic conditions. Adverse economic conditions generally, and downturns in the Canadian economy specifically, have a negative impact on the Canadian advertising industry and, consequently, on our financial prospects. The Company has been experiencing a decline in advertising revenue since 2009.

Our advertising revenue is also dependent on the prospects of our advertising customers. Certain of our advertising customers operate in industries that may be cyclical or sensitive to general economic conditions, such as the automobile, employment, technology, retail, food and beverage, telecommunications, travel, packaged goods and entertainment industries. Advertising customers could alter their spending priorities and reduce their advertising budgets in the event of a downturn in their business or prospects which would have an adverse effect on the revenue we generate from advertising. In addition, because a substantial portion of our revenue is derived from retail advertisers, our business, financial condition and results of operations are also adversely affected by a downturn in the retail sector.

A further reduction in our advertising revenues could result from:

•	a continued decline in economic conditions;

•	a decline in the circulation volume of our newspapers, which decline may be permanent;

•	a decline in popularity of our editorial content or perceptions about our brands;

•	a change in the demographic makeup of the populations to which our newspapers are targeted;

•

the activities of our competitors, including increased competition from other forms of advertising-based media (e.g., magazines, radio and television broadcasters, cable television, direct mail and electronic media), and other platforms such as the internet;

•	a decline in the amount spent on advertising in general or in particular industries such as those discussed above; and

•	the continuing shift from newspaper advertising to advertising in other formats, including new media outlets, which shift may be permanent.

To the extent the current negative economic conditions continue or worsen, our business and advertising revenues will continue to be adversely affected, which would in turn adversely impact our operations and cash flows.

Failure to fulfill our strategy of building our digital media and online businesses would adversely affect our business prospects.

The competitive environment in which we operate demands, and our future growth strategies incorporate, the development of our digital media and online businesses. We believe the consumer preference for digital media and online products will accelerate as younger, more technologically savvy customers make up a greater portion of our potential customer base. In order for our digital media and online businesses to succeed, we must invest time and significant resources in them, to, among other things:

•	accelerate the evolution of existing products (such as local newspaper websites and national content channels);

•	develop new digital media and online products (such as redesigned classified sites in automotive, employment and real estate categories);

•	develop new content channels (such as mobile optimized formats, online video capabilities and content and e-reader devices);

•	attract and retain talent for critical positions;

•	transform our organization and operating model to grow our digital media and online business;

•	continue to develop and upgrade our technologies and supporting processes to distinguish our products and services from those of our competitors;

•	sell advertising in significant markets, and be a compelling choice for advertisers online;

•	attract and retain a base of frequent, engaged visitors to our websites; and

•	continuously advance our digital offerings based on fast-moving trends that may pose opportunities as well as risks (e.g., e-readers and mobile applications).

No assurances can be provided that we will be successful in achieving these and other necessary objectives or that our digital media and online businesses will be profitable or successful. Our failure to adapt to new technology or delivery methods, or our choice of one technological innovation over another, may have an adverse impact on our ability to compete for new customers or to meet the demands of our existing customers. If our digital media and online businesses are not successful, we could lose significant opportunities for new advertising revenue from digital sources while also losing advertising revenue from traditional sources due to the reallocation from print to digital advertising currently taking place. If we are not successful in achieving our digital media and online objectives, our business, financial condition and prospects would be materially adversely affected.

Our failure to maintain our print and online newspaper readership and circulation levels, would limit our ability to generate advertising and circulation revenue.

Our ability to attract advertisers and thereby generate revenue and profits is dependent in large part upon our success in attracting readership of the newspapers and online publications that we publish. Readership and, to a lesser extent, circulation volume are the key drivers of advertising prices and revenue in the Canadian news and newspaper information industry.

We believe reader acceptance is a function of the editorial and advertising content being offered and is influenced by a number of factors, including:

•	reviews of critics, promotions, the quality and acceptance of other competing editorial content in the marketplace;

•	the availability of alternative forms of news and other editorial content;

•	the availability of alternative forms of media technologies, such as the internet and other new media formats, that are often free for users;

•	a growing preference among some customers to receive all or a portion of their news from sources other than from a newspaper;

•	increases in subscription and newsstand rates;

•	general economic conditions, including the resulting decline in consumer spending on discretionary items such as newspapers;

•	public tastes and perceptions generally; and

•	other intangible factors.

Circulation volumes of our newspapers have been declining in both the home delivered and single copy distribution channels. The rate of circulation decline could increase due to changing media consumption patterns of our readers or other factors, and these declines may be permanent. If we are unable to stop these declines or if the rate of decline were to accelerate, it will result in lower readership and circulation levels and, consequently, may lead to decreased advertising and other revenues.

Although we make significant investments in the editorial content of our newspapers, there can be no assurance provided that our newspapers will maintain satisfactory readership or circulation levels and any decrease in such levels may be permanent. In addition, factors affecting our readership levels could change rapidly, and many of the changes may be beyond our control and permanent. Loss of readership could have a material adverse effect on our ability to generate advertising and circulation revenue.

Because a high percentage of our operating expenses are fixed, a decrease in advertising revenue could have a negative impact on our results of operations.

Newspaper publishing is both capital and labour intensive and, as a result, newspapers have relatively high fixed costs structures. Advertising revenue, on which we rely for a majority of our revenue, may fluctuate due to a variety of factors whereas our expenses do not vary significantly with the increase or decrease in advertising revenue. As a result, a relatively small change in advertising revenue could have a disproportionate effect on our results of operations. For example, during periods of economic contraction, our advertising revenue may decline while most costs remain fixed, resulting in decreased earnings, as has been evident in the current economic environment.

The financial difficulties of certain of our contractors and vendors could have a negative impact on our results of operations.

The financial difficulties that some of our contractors and vendors may face, including as a result of one or more contractor or vendor bankruptcies due to poor economic conditions, may cause them to fail to provide us with products and/or services or may increase the cost of the products and services that they provide us. We may be unable to procure replacement products and/or services from other contractors or vendors in a timely and efficient manner and on acceptable terms, or at all. Any material change in these relationships, such as increased pricing, could have a material adverse effect on our business, financial condition, results of operations, liquidity and cash flow.

We compete with alternative emerging technologies and anticipate that we will be investing a significant amount of capital to address continued technological development.

The media industry is experiencing rapid and significant technological changes that have resulted in the development of alternative means of editorial content distribution. The continued growth of the internet has presented alternative content distribution options that compete with traditional media for advertising revenue. We may not be able to compete successfully with existing or newly developed alternative distribution technologies, or may be required to acquire, develop or integrate new technologies in order to compete. The cost of the acquisition, development or implementation of any such new technologies could be significant, and our ability to fund such implementation may be limited. In addition, even if we are able to fund such an implementation, we may be unable to implement any such technologies successfully. Any such event could have a material adverse effect on our business, financial condition or results of operations.

In addition, the continuing growth and technological expansion of internet-based services has increased existing competitive pressure on our businesses. As web-based and digital formats grab an increasingly larger share of consumer readership, we may lose customers or fail to attract new customers if we are not able to transition our publications and other products to these new formats. Furthermore, to the extent that advertisers continue to shift advertising dollars to new media outlets, which shift may be permanent, our advertising revenues will decrease even if we are able to maintain our current share of print media advertising dollars. The increased competition may have a material adverse effect on our business and financial results.

We may not be able to achieve a profitable balance between circulation levels and advertising revenues.

We must balance our circulation levels with our advertising revenue objectives. This balancing necessitates a continuous effort that varies by publication and requires effective management of the circulation rate, the addition of new subscribers through cost-effective marketing methods and effective advertising operations. To maintain our readership and circulation rates, it may be necessary to incur additional costs that we may not be able to recover through circulation and advertising revenues. No assurances can be provided that we will be able to add and retain a sufficient number of newspaper subscribers in an economically efficient manner. Failure to do this could require reductions of our circulation rate or the elimination of certain products, which would negatively affect our advertising revenues and could materially and adversely affect our results of operations and financial condition.

We may not realize our anticipated cost savings from our cost savings initiatives and any failure to manage costs would hamper profitability.

The level of our expenses impacts our profitability. Because of general economic and business conditions and our recent operating results, we have taken steps to lower operating costs by implementing cost saving initiatives including various transformation projects. We have recently completed a restructuring program designed to reduce costs which consisted of certain transformation projects that resulted in voluntary and involuntary buyout programs. We continue to explore strategic initiatives, including additional transformation projects.

Estimates of cost savings are inherently uncertain, and we may not be able to achieve cost savings or expense reductions within the period we have projected or at all. Our ability to successfully realize savings and the timing of any realization may be affected by factors such as the need to ensure continuity in our operations, labour and other contracts, regulations and/or statutes governing employee/employer relationships, and other factors. In particular, certain of our collective bargaining agreements limit our ability to achieve operating efficiencies by limiting our ability to implement our strategic initiatives. In addition, our implementation of these initiatives has and is expected to require upfront costs. There can be no assurances that we will be able to successfully contain our expenses or that even if our savings are achieved that implementation or other expenses will not offset any such savings. Our estimates of the future expenditures necessary to achieve the savings we have identified may not prove accurate, and any increase in such expenditures may affect our ability to achieve our anticipated savings. If these cost-control efforts do not reduce costs in line with our expectations, our financial position, results of operations and cash flows will be negatively affected.

Our revenue, which is generated primarily from advertisers, is subject to significant seasonal variations, which may increase our borrowing needs at various points in the year.

Our revenue has experienced, and is expected to continue to experience, significant seasonal variances due to seasonal advertising patterns and seasonal influences on media consumption habits. Typically, our revenue is lowest during the fourth quarter of our fiscal year, which ends in August, and highest during the first quarter of our fiscal year, which ends in November, as a result of a traditionally strong retail sales period leading up to the holiday season. These seasonal variations may lead to increased borrowing needs at certain points within the year.

Our intellectual property rights are valuable, and any inability to protect them or liability for infringing the intellectual property rights of others could reduce the value of our services and our brands.

We rely on the trademark, copyright, internet/domain name, trade secret and other laws of Canada and other countries, as well as nondisclosure and confidentiality agreements, to protect our intellectual property rights. However, we may be unable to prevent third parties from using our intellectual property without our authorization, breaching any nondisclosure agreements with us, acquiring and maintaining domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights, or independently developing intellectual property that is similar to ours, particularly in those countries that do not protect our proprietary rights as fully as in Canada. The use of our intellectual property by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our businesses. If it became necessary to litigate to protect these rights, any proceedings could be burdensome and costly, and we may not prevail.

We have obtained and applied for several Canadian and foreign service mark and trademark registrations, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. We cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. A failure to obtain trademark registrations in Canada and in other countries could limit our ability to protect our trademarks and impede our marketing efforts in those jurisdictions.

We cannot be certain that our intellectual property does not and will not infringe the intellectual property rights of others. We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks, copyrights and other intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in costly litigation and divert resources and the efforts of our personnel. Moreover, should we be found liable for infringement, we may be required to enter into licensing agreements (if available on acceptable terms or at all) or to pay damages and to cease using certain trademarks or copyrights or making or selling certain products, or need to redesign or rename some of our products or processes to avoid future infringement liability. Any of the foregoing could cause us to incur significant costs.

We maintain many well-known mastheads, consumer brands and trademarks, damage to the reputation of any of which could have an adverse impact upon our business, financial performance or results of operations.

The mastheads, brand names and trademarks that we own are well-known to consumers and are important in maintaining existing business and sourcing new business, as our ability to attract and retain customers is in part dependent upon the external perceptions of the Company, the quality of our products and services and our integrity. Damage to the reputation of any of these brands or negative publicity or perceptions about the Company could have an adverse impact upon our business, financial performance or results of operations.

We may be adversely affected by variations in the cost and availability of newsprint and newsprint prices have been rising since the second half of the year ended August 31, 2010.

Newsprint is our largest raw material expense, representing approximately 8% of total operating costs in the year ended August 31, 2011 (for the year ended August 31, 2010—8%). Newsprint is a commodity and, as such, price varies considerably from time to time as a result of, among other factors, foreign currency exchange fluctuations and supply shortfalls. In recent years, the price of newsprint has generally increased as a result of various factors, including consolidation in the newsprint industry, which has resulted in a smaller number of suppliers and reduced competition on price among them, and declining newsprint supply as a result of mill closures and conversions to other grades of paper. Changes in newsprint prices can significantly affect our operating results. We would expect a $50 per tonne increase or decrease in the price of newsprint to affect our operating expenses by approximately $5.5 million on an annualized basis. As compared to the year ended August 31, 2010, newsprint cost per tonne has increased 13% due to both commodity price increases as well as increased use of specialty grades of newsprint. There can be no assurances provided that we will not be exposed to additional increased newsprint costs, which could have a material adverse effect on our business, financial condition or results of operations. In addition, if newspaper suppliers experience labour unrest, transportation difficulties or other supply disruptions, our ability to produce and deliver newspapers could be impaired and the cost of the newsprint could increase, both of which would negatively affect our operating results.

We rely upon information systems and technology and other manufacturing systems, disruptions to which could adversely affect our operations.

Our newspaper and digital media and online operations rely upon information technology systems, and other complex manufacturing systems, in order to produce and distribute their products. Our information technology and manufacturing systems may be vulnerable to unauthorized access, computer viruses, system failures, human error, natural disasters, fire, power loss, communications failure or acts of sabotage or terrorism. If a significant disruption or repeated failure were to occur, our business or revenue could be adversely affected. There may also be significant costs incurred as a result of such disruptions or failures that adversely affect our financial performance or capital expenditure levels.

Our operations could be adversely affected by labour disruptions, and labour agreements limit our ability to achieve operating efficiencies.

Approximately 41% of our employees were employed under 40 separate collective agreements as of August 31, 2011. Certain collective agreements include provisions that could impede restructuring efforts, including work force reduction, centralization and outsourcing initiatives. Furthermore, a majority of our collective agreements contain provisions restricting outsourcing. We are currently in negotiations with 17 bargaining units regarding expired agreements covering the equivalent of 1,122 full-time employees. The remaining bargaining units will expire at various times through Fiscal 2014, with the exception of a small Montreal local of Compositors agreement which expires on May 31, 2017. On August 7, 2011 four bargaining units of Teamsters ratified the Montreal Gazette’s final contract offer, two bargaining units did not. The two units have been locked out. Operations are continuing using management staff. There can be no assurances provided that any of these collective agreements will be renewed on satisfactory terms or at all. Labour organizing activities could result in additional employees becoming unionized, which could result in higher ongoing labour costs and reduced flexibility in running our operations. In addition, labour disruptions or grievances could also affect our operations. In addition, certain unions have filed grievances against us alleging violations of one or more provisions of the applicable collective agreements. There can be no assurances provided that we will not experience other labour disruptions, or that a material grievance will not be decided against us, or that we will not experience other forms of labour protest. Any strike, lock out or other form of labour disruption could have a material adverse effect on our business, financial condition or results of our operations.

Equipment failure may have a material adverse effect on the Company.

There is a risk of equipment failure, primarily related to our printing facilities, due to wear and tear, latent defect, design error or operator error, among other things, which could have a material adverse affect on the Company. Although the Company’s printing facilities have generally operated in accordance with expectations, there can be no assurance that they will continue to do so.

We are subject to environmental, health and safety laws and regulations, which could subject us to liabilities, increase our costs or restrict our business or operations in the future.

We are subject to a variety of laws and regulations concerning emissions to the air, water and land, sewer discharges, handling, storage and disposal of, or exposure to, hazardous substances and wastes, recycling, remediation and management of contaminated sites, or otherwise relating to protection of the environment and employee health and safety. Environmental laws and regulations and their interpretation have become increasingly more stringent, and we may incur additional expenses to comply with existing or future requirements. If we fail to comply with environmental or health and safety requirements we could incur monetary fines, civil or criminal sanctions, third-party claims or cleanup obligations or other costs. In addition, our compliance with environmental, health and safety requirements could restrict our ability to expand our operations or require us to install costly pollution control equipment, incur other significant expenses or modify our printing processes.

We use and store hazardous substances such as inks and solvents in conjunction with our operations at our printing facilities. Such hazardous substances have in the past been stored in underground storage tanks at some of our properties. Some of our printing and other facilities are located in areas with a history of long-term industrial use, and they may be impacted by past activities onsite or by contamination emanating from nearby industrial sites. In the past, we have had contamination resulting from leaks and spills at some of our locations. We have not conducted environmental site assessments with respect to all of our owned and leased facilities, and where such assessments have been conducted, we may not have identified or be aware of all potential causes of environmental liability. There can be no assurances provided that remediation costs or potential claims for personal injury or property or natural resource damages resulting from any newly-occurring or newly-discovered contamination will not be material, or that a material environmental condition does not otherwise exist at any of our properties.

Our editorial content may be controversial and may result in litigation.

We have had, in the ordinary course of our business, and expect to continue to have, litigation claims filed against us, most of which are claims for defamation arising from the publication of our editorial content. While we maintain insurance in respect of claims for defamation, some claims made against us may not be insured or may result in costs above our coverage limits. In the event that a judgment is rendered against us, there can be no assurance that our insurance coverage will cover that particular loss.

We are currently involved in unresolved litigation matters.

Based on claims filed against Canwest Publications Inc. (“CPI”) during its CCAA proceedings, nine typographers represented by the Communications, Energy and Paperworkers’ Union of Canada, Local 145 (the “CEP”), are claiming $500,000 each and two independently represented typographers (collectively, the “Typographers”) are claiming $6,599,074 and $6,413,714 respectively. In addition, the Typographers have advanced a claim dated July 14, 2000 for further damages resulting from the same lockout. It is the position of Postmedia that prior arbitration and resulting court rulings have effectively already determined that this additional claim has no merit. In January 2011, the Ontario Superior Court of Justice determined that the claims of the five retired Typographers were properly compromised within the CCAA proceedings while six Typographers were assumed by Postmedia (the “Assumed Typographers”) when Postmedia acquired the assets and business of CPI. The litigation relating to the Assumed Typographers’ claims has proceeded to arbitration in Quebec. In 2009 the Arbitrator ruled that the claims of the Assumed Typographers were limited to the equivalent of nine months’ salary and benefits and were subject to a counterclaim for approximately the same amounts relating to amounts allegedly overpaid to the Typographers’ during the original lockout. Although we take the position that no amounts are owing to the Assumed Typographers on the merits of their claims in respect of their claims and intend to defend this position, we may be required to expend significant amount of capital and devote considerable management time to defend this claim. It is not possible to accurately predict the amount of expenses that will be incurred to resolve this matter. The damages owed and expenses incurred may be greater than expected.

On May 25, 2011 Postmedia was made aware of an application brought by CEP on April 20, 2011 against the Minister of Heritage under the Federal Courts Act seeking an order to quash his decision not to conduct a review of the Acquisition under the Investment Act Canada and seeking an order for such a review to be conducted by the Minister of Heritage. In the alternative, the CEP Application seeks an order directing the Minister of Heritage to reconsider his decision not to review the Acquisition, together with directions for the reconsideration. We are of the view that Postmedia is a Canadian controlled entity for purposes of the Investment Canada Act and, as such, Postmedia is not subject to the Investment Canada Act and we intend to defend our interests in these proceedings.

CEP further alleges that newspapers owned by Postmedia do not meet the definition of “Canadian newspapers” for purposes of the Tax Act, but for a grace period that ran until July 31, 2011 and that it is unlikely that Postmedia will be able to meet that requirement by the end of that grace period. However, Postmedia believes that, upon the listing of the Shares on the TSX on June 14, 2011, its newspapers met the definition of “Canadian newspapers” for purposes of the Tax Act. “

Failure to comply with “Canadian newspaper” status would materially affect our financial results and our business prospects.

Under the Tax Act, generally no deduction is allowed for an outlay or expense for advertising space in an issue of a newspaper for an advertisement directed primarily to a market in Canada, unless the issue is a “Canadian issue” of a “Canadian newspaper.”

In order to qualify as a “Canadian issue”, the issue generally must have its type set in Canada, be edited in Canada by individuals resident in Canada for purposes of the Tax Act and be printed and published in Canada.

The test of whether a newspaper is a “Canadian newspaper” depends on the jurisdiction, governance, factual control and share ownership of the corporation which directly publishes the newspaper. The newspapers acquired pursuant to the Acquisition are directly published by Postmedia Network Inc. In order to satisfy the requirements of a “Canadian newspaper” (subject to a statutory 12 month grace period from the Acquisition Date), Postmedia Network Inc. must satisfy the following: (i) the corporation must be incorporated under the laws of Canada or a province thereof, (ii) the chairperson or other presiding officer and at least 75% of the directors or other similar officers of the corporation must be Canadian citizens, and (iii) the corporation must not be controlled, in fact, directly or indirectly, by persons or partnerships who could not themselves hold the right to produce and publish issues of a “Canadian Newspaper”, including citizens or subjects of a country other than Canada. In addition, under the share ownership requirements, at least 75% of the voting shares of Postmedia Network Inc. and shares having a fair market value in total of at least 75% of the fair market value of all issued shares of the corporation, must be beneficially owned by either (i) Canadian citizens or (ii) one or more Qualifying Public Corporations incorporated in Canada each of which is a public corporation a class or classes of shares of which are listed on a designated stock exchange in Canada other than a public corporation controlled by citizens or subjects of a country other than Canada. Postmedia Network Inc. is a wholly-owned subsidiary of Postmedia Network Canada Corp.; accordingly, the Corporation must itself be a Qualifying Public Corporation.

Issues of our newspapers qualify as “Canadian issues” of “Canadian newspapers” (or otherwise fall outside of the limitation on deductibility of advertising expenses) and as a result advertisers currently have the right to deduct their advertising expenditures for Canadian tax purposes. Specifically, upon the listing of the Shares, the Company became a Qualifying Public Corporation and, as such, our newspapers qualify as “Canadian newspapers”.

There can be no assurance that issues of the newspapers published or produced by us will continue to be “Canadian issues” of “Canadian newspapers” under the Tax Act, or that Canadian federal income tax laws respecting the treatment of deductibility of advertising expenses incurred in relation to “Canadian issues” of “Canadian newspapers” will not be changed in a manner which adversely affects us.

If our newspapers cease to be “Canadian newspapers” for purposes of the Tax Act, it is expected that our advertising revenue will decline significantly, which would have a material adverse effect on our business, financial condition and results of operations.

The collectability of accounts receivable could deteriorate to a greater extent than provided for in our financial statements.

In the normal course of business, we are exposed to credit risk for accounts receivable from our customers. Our accounts receivable are stated at net estimated realizable value and our allowance for doubtful accounts has been determined based on several factors, including the aging of accounts receivable, evaluation of significant individual credit risk accounts and historical experience. If such collectability estimates prove inaccurate, adverse adjustments to future operating results could occur and could be material.

We may have goodwill and intangible asset impairment charges

Pursuant to section 3064 of the Canadian Institute of Chartered Accountant’s Handbook, we evaluate annually (or upon the occurrence of a triggering event) our goodwill and other intangible assets to determine whether all or a portion of their carrying values may no longer be recoverable, in which case a charge to the statement of operations may be necessary. Canwest LP recorded a masthead impairment charge of $28.3 million in the year ended August 31, 2009 reflecting an impairment driven by the economic downturn. Should general economic, market or business conditions continue to decline, we may be required to record impairment charges in the future.

Disruptions in the credit markets could adversely affect the availability and cost of short-term funds for liquidity requirements, and could adversely affect our access to capital or our ability to obtain financing at reasonable rates and refinance existing debt at reasonable rates or at all.

If internal funds are not available from our operations, we may be required to rely on the banking and credit markets to meet our financial commitments and short-term liquidity needs. Disruptions in the capital and credit markets could adversely affect our ability to access additional funds in the capital markets or draw on or refinance our new or any future credit facilities. Although we believe that our operating cash flow and access to capital and credit markets, including funds from our ABL Facility, will give us the ability to meet our financial needs for the foreseeable future, there can be no assurances provided that continued or increased volatility and disruption in the capital and credit markets will not impair our liquidity. If this should happen, we may not be able to put alternative credit arrangements in place or without a potentially significant increase in our cost of borrowing. As of August 31, 2011, we had the Canadian equivalent with a carrying amount of $572.3 million outstanding under our respective debt agreements, consisting of $259.1 million in respect of the Senior Secured Notes and $313.2 million Tranche C of the Term Loan Facility. In addition, as of August 31, 2011 we had availability of $37.3 million under the ABL Facility. The US dollar denominated debt has been converted to Canadian dollars at the closing rate as announced by the Bank of Canada as of August 31, 2011. No assurances can be provided that we will be able to refinance our indebtedness on attractive terms or at all.

We may be adversely affected by the availability and terms of our insurance policies.

We carry liability, property and casualty insurance and director and officer liability insurance coverage subject to certain deductibles, limits and exclusions which we believe are customary or reasonable given the cost of procuring insurance and current operating conditions. However, there can be no assurance that: (i) such insurance coverage will continue to be offered on economically feasible terms, (ii) all events which could give rise to a loss or liability will be insurable, or (iii) the amounts of insurance coverage will at all times be sufficient to cover each and every material loss or claim which may occur involving our assets or operations.

Our underfunded registered pension plans or our inability to make required cash contributions to our pension plans could have a material adverse effect on us, our business, cash flows, operations and financial condition.

We maintain several defined benefit and defined contribution plans providing pension and other retirement and post-employment benefits to our employees. Provincial pension legislation requires that the funded status of registered defined benefit pension plans be determined on both a going concern basis (which essentially assumes the pension plan continues indefinitely) and a solvency basis (which essentially assumes a cessation of a pension plan, and is based on statutory requirements). Based on our most recently filed actuarial valuations as of December 31, 2010 and a Canwest LP valuation dated December 31, 2008 the aggregate going concern unfunded liability was approximately $33.1 million and the aggregate wind up deficiency (which essentially assumed that all of the pension plans terminated on their actuarial valuation dates) was approximately $80.3 million. The actual funded status of our pension plans and our contribution requirements are dependent on many factors, including regulatory developments and changes to legislation, changes to the level of benefits provided by the plans, actuarial assumptions and methods used, changes in plan demographics and experience, and changes in the economic conditions, such as the return on fund assets and changes in interest rates and other factors. Additionally, significant changes in investment performance or in a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change to the expected rate of return on plan assets. Significant variations in pension performance could produce volatility in our reported results, and significant underfunding in our pension plans could necessitate higher company contributions to those plans.

Significant changes in pension fund investment performance or assumptions relating to pension costs may have a material effect on the valuation of pension obligations, the funded status of pension plans and our pension cost.

Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rate of return on plan assets. A change in the discount rate could result in a significant increase or decrease in the valuation of pension obligations, affecting the reported funded status of our pension plans as well as the net pension cost in subsequent fiscal years. Similarly, changes in the expected return on plan assets can result in significant changes to the net pension cost of subsequent fiscal years.

We may be adversely affected by foreign exchange.

As of August 31, 2011, all of our borrowings are denominated in US dollars and interest, principal and premium, if any, on such borrowings must be paid in US dollars. Through the use of foreign currency interest rate swaps we have mitigated foreign currency risk on 82% of our US dollar-denominated debt as at August 31, 2011 (August 31, 2010 – 92%) but no assurance can be given that any such hedging will be successful. We are still exposed to foreign currency risk on the unswapped portion of our US dollar-denominated debt of US$111.9 million (August 31, 2010—US$42.5 million). Canadian currency volatility has increased significantly and may retain the same level of volatility in the coming years. As a result, we have significant exposure to foreign currency exchange risk.

Our distribution costs could increase due to increases in fuel prices.

Although we do not incur significant fuel related distribution costs directly, our third-party distributors are adversely affected by rising fuel costs. Significant increases in fuel prices could result in increased fees paid to our distributors in the form of fuel subsidies or surcharges. Significant increases in fuel prices could result in material increases to our distribution expenses which could result in an adverse affect to our financial condition.

We outsource certain aspects of our business to third-party vendors that may fail to reduce costs and may subject us to risks, including disruptions in our business and increased costs.

We continuously seek to make our cost structure more efficient and to focus on our core strengths. These efforts include contracting with other companies to perform functions or operations that, in the past, we have performed ourselves. We currently rely on partners or third-party service providers for services such as the provision of advertising production, certain of our printing operations and call center services, and we may outsource additional business functions in the future. Although we believe that outsourcing will result in lower costs and increased efficiencies, this may not be the case. Because these third parties may not be as responsive to our needs as we might be ourselves or they experience problems to their own operations beyond our control, outsourcing increases the risk of disruption to our operations. If we are unable to effectively utilize, or integrate with, our outsource providers, or if these partners or third-party service providers experience business difficulties or are unable to provide business services as anticipated, we may need to seek alternative service providers or resume providing these business processes internally, which could be costly and time-consuming and have a material adverse effect on our operating and financial results.

Our business may suffer if we are not able to retain and attract sufficient qualified personnel, including key managerial, editorial, technical, marketing and sales personnel.

We operate in an industry where there is intense competition for experienced personnel. We depend on our ability to identify, recruit, hire, train, develop and retain qualified and effective personnel. Our future success depends in large part upon the continued contribution of our senior management and other key employees. A loss of a significant number of skilled managerial, editorial or technical personnel would have a negative effect on the quality of our products. Similarly, a loss of a significant number of experienced and effective marketing and sales personnel would likely result in fewer sales of our products and could materially and adversely affect our results of operations and financial condition. Our ability to identify, recruit, hire, train, develop and retain qualified and effective personnel depends on numerous factors, including factors that we cannot control, such as competition and conditions in the local employment markets in which we operate. The loss of the services of any of our senior management or other key employees could harm our business and materially and adversely affect our ability to compete in our markets. Although we have employment agreements with certain members of senior management and key employees, those individuals may choose to terminate their respective employment at any time, and any such termination may have a material adverse effect on our business.

The occurrence of natural or man-made disasters could disrupt the marketing and promotion and delivery of our products and services, and adversely affect our financial condition and results of operation.

The success of our businesses is largely contingent on the availability of direct access to customers. As a result, any event that disrupts or limits our direct access to customers or disrupts our ability to rely on delivery services would materially and adversely affect our business. We are exposed to various risks arising out of natural disasters, as well as man-made disasters, including acts of terrorism and military actions. The threat of terrorism and ongoing military actions may cause significant volatility in global financial markets, and a natural or man-made disaster could trigger an economic downturn in the areas directly or indirectly affected by the disaster. These consequences could, among other things, result in a decline in business from those areas. Disasters also could disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations. In addition, increased energy costs, strikes and other labour-related supply chain disruptions could adversely affect our business. A natural or man-made disaster also could disrupt the operations of our counterparties or result in increased prices for the products and services they provide to us.

We have become subject to the requirements of Regulation 52-109 on Certification of Disclosure in Issuers’ Annual and Interim Filings and the Sarbanes Oxley Act and must devote time and resources to maintain compliance.

As a result of listing our Shares on the TSX and our SEC-registered exchange offer for our Senior Secured Notes in the year ended August 31, 2011, we became subject to the requirements of Regulation 52-109 and the Sarbanes Oxley Act, which requires, among other things, public companies to maintain disclosure controls and procedures to ensure timely disclosure of material information, and for foreign private issuers like the Company, to have management review the effectiveness of those controls on an annual basis. These requirements may place a strain on our systems and resources. Sarbanes-Oxley also requires public companies to have and maintain internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements and to have management review the effectiveness of those controls on an annual basis following the filing of a company’s first annual report. In order to maintain and improve our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we fail to maintain an effective system of internal controls, we may not be able to provide timely and reliable financial reports.

We are responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our business could be adversely affected by a change of laws

Changes to the laws, regulations and policies governing our operations, the introduction of new laws, regulations or policies and changes to the treatment of the tax deductibility of advertising expenditures could have a material effect on our business, financial condition, prospects and results of operations. In addition, we may incur increased costs in order to comply with existing and newly adopted laws and regulations or pay penalties for any failure to comply. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us.

Risks Relating to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition.

As of August 31, 2011, the total carrying value of amounts outstanding under our respective debt agreements was $572.3 million, excluding $37.3 million of availability under our ABL Facility.

Subject to the limits contained in the credit agreements governing the ABL Facility and the Term Loan Facility, the indenture that governs the Notes and our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our level of debt could intensify. Specifically, our level of debt could have important consequences, including the following:

•	making it more difficult for us to satisfy our obligations with respect to the Notes and our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the ABL Facility and the Term Loan Facility, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the indenture that governs the Notes and the credit agreements governing the ABL Facility and the Term Loan Facility contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debts.

Despite our current level of indebtedness, we may be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

Our operating subsidiary may be able to incur significant additional indebtedness in the future. Although the indenture that governs the Notes and the credit agreements that govern the ABL Facility and the Term Loan Facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the additional indebtedness incurred in compliance with these exceptions could be substantial. Additionally, the ABL Facility provides commitments of up to $60 million in the aggregate, subject to the Borrowing Base and excess availability requirements, and the Term Loan Facility provide us with the ability to incur up to an additional US$50 million in incremental term loan facilities subject to certain conditions. All of those borrowings would be secured indebtedness. If new debt is added to our current debt levels, the related risks that we and our subsidiary now face could intensify.

The terms of the ABL Facility, the Term Loan Facility and the indenture that governs the Notes, restricts our operating subsidiary’s current and future operations, particularly our ability to respond to changes or to take certain actions.

The indenture that governs the Notes and the credit agreements governing the ABL Facility and the Term Loan Facility contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including, among other things, restrictions on our ability to:

•	incur additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem certain indebtedness or capital stock;

•	make loans and investments;

•	sell assets;

•	incur certain liens;

•	enter into transactions with affiliates;

•	alter the businesses we conduct;

•	enter into agreements restricting our subsidiary’s ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

There are limitations on our ability to incur the full $60 million of commitments under the ABL Facility. Availability will be limited to the lesser of the Borrowing Base and $60 million, in each case subject to reduction for a required excess availability amount of $15 million. The Borrowing Base is calculated on a monthly (or more frequently under certain circumstances) valuation of eligible accounts receivable. As a result, access to credit under the ABL Facility is potentially subject to significant fluctuation, depending on the value of the Borrowing Base eligible assets as of any measurement date. The ABL Facility provides the lenders considerable discretion to impose reserves, which could materially impair the amount of borrowings that would otherwise be available. There can be no assurances provided that the lenders under the ABL Facility will not impose such actions during the term of the ABL Facility and further, were they to do so, the resulting impact of this action could materially and adversely impair our subsidiary’s ability to make interest payments. The inability to borrow under the ABL Facility may adversely affect our liquidity, financial position and results of operations. As at August 31, 2011, no amounts were drawn under the ABL Facility and we had availability of $37.3 million.

In addition, the restrictive covenants in the credit agreement governing the Term Loan Facility will require the Company to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet them. Access to the US$50 million incremental term loan facilities is also subject to certain conditions, and there is no guarantee we will meet those conditions and have access to such facilities.

A breach of the covenants under the indenture that governs the Notes or under the credit agreements that govern the ABL Facility and the Term Loan Facility could result in an event of default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the ABL Facility would permit the lenders under the ABL Facility to terminate all commitments to extend further credit under such facility. Furthermore, if the Company were unable to repay the amounts due and payable under the ABL Facility, the Notes or the Term Loan Facility, the applicable lenders could proceed against the collateral granted to such lenders to secure the indebtedness under the applicable facility. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our plans.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Borrowings under the ABL Facility and the Term Loan Facility are at variable rates of interest and expose us to interest rate risk. As at August 31, 2011, we have total principal borrowings of $285.9 million that bear interest at variable rates, representing 47% of the total principal debt of the Company at such date. If interest rates increase, our subsidiary’s debt service costs on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing such indebtedness, would correspondingly decrease.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations and derivative financial instruments depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the future amounts due on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service and derivative financial instrument obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service and derivative financial instrument obligations. The credit agreements that govern the ABL Facility and the Term Loan Facility and the indenture that governs the Notes will restrict our ability to dispose of assets and use the proceeds from any such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service and derivative financial instrument obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt and derivative financial instrument obligations, or to refinance indebtedness on commercially reasonable terms or at all, would materially and adversely affect our business, financial position and results of operations, and our ability to satisfy such obligations.

If we cannot make scheduled payments on our debt, we will be in default and, as a result, holders of the Notes could declare all outstanding principal and interest to be due and payable, the lenders under the ABL Facility could terminate their commitments to loan money and our secured lenders, including under the ABL Facility and the Term Loan Facility, could foreclose on or exercise other remedies against the assets securing such borrowings on a basis senior to the Notes and we could be forced into bankruptcy, liquidation or other insolvency proceedings.

Risks Relating to Our Shares

An active public market for the Shares has not yet been developed

On June 14, 2011 our Shares began trading on the Toronto Stock Exchange. An active public market for the Shares has not yet developed and, if developed, may not be sustained. If an active public market does not develop, the liquidity of an investment in our Shares may be limited.

Volatile market price for the Shares

The market price for the Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

•	actual or anticipated fluctuations in the Company’s quarterly results of operations;

•	changes in estimates of future results of operations by the Company or securities research analysts;

•	changes in the economic performance or market valuations of other companies that investors deem comparable to the Company;

•	addition or departure of the Company’s executive officers and other key personnel;

•	release or other transfer restrictions on outstanding Shares;

•	sales or perceived sales of additional Shares;

•	our dual class share structure;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; and

•	news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Shares by those institutions, which could adversely affect the trading price of the Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Shares may be adversely affected.

We have a dual class share structure

Our authorized capital consists of two classes: Voting Shares and Variable Voting Shares. The Voting Shares may only be beneficially owned and controlled, directly and indirectly, by persons that are not Non-Canadians. An outstanding Variable Voting Share will be converted into one Voting Share, automatically and without any further act of the Company or the holder, if such Variable Voting Share is not or ceases to be beneficially owned or controlled, directly or indirectly, by one or more Non-Canadians. In addition to the automatic conversion feature, a holder of Voting Shares shall have the option at any time to convert some or all of such shares into Variable Voting Shares on a one-for-one basis and to convert those shares back to Voting Shares on a one-for-one basis. Given these conversion features and the fact that the Company will not know whether a purchaser of Variable Voting Shares is not a Non-Canadian unless such person completes a declaration provided by our transfer agent from time to time, the transfer agent’s records of the amount of Voting Shares and Variable Voting Shares outstanding at any one time may not be accurate. As we believe that the issued and outstanding Variable Voting Shares currently represent more than 97% of the outstanding Shares, if a person who is not a Non-Canadian acquires Variable Voting Shares such Shares would automatically convert into a larger percentage of the outstanding Voting Shares. In certain circumstances, such an acquisition may constitute an indirect take-over bid under applicable securities laws and require the offeror to make a formal take-over bid for the outstanding Voting Shares or, alternatively, rely on certain exemptions from the formal take-over bid requirements under applicable securities laws. As a result, persons who are not Non-Canadians may purchase fewer Variable Voting Shares then they otherwise would have, which could, in turn, result in the Shares being relatively illiquid and could also adversely affect the prevailing market price of the Shares. Purchasers of our Shares should consider applicable take-over bid laws as well as the Postmedia Rights Plan prior to purchasing Shares that may represent more than 20% of any class. In addition, one class of Shares may be less liquid than the other and the classes of shares may have different trading prices.

Postmedia Network Canada Corp. is a holding company

Postmedia Network Canada Corp. (“PNCC”) is a holding company and a substantial portion of its assets are the capital stock of its subsidiary, Postmedia Network Inc. (“PMNI”). As a result, investors in PNCC are subject to the risks attributable to PMNI. As a holding company, PNCC conducts substantially all of its business through PMNI, which generates substantially all of its revenues. Consequently, PNCC’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of PMNI and the distribution of those earnings to PNCC. The ability of PMNI to pay dividends and other distributions will depend on its operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained, and contractual restrictions contained in the instruments governing its debt. In the event of a bankruptcy, liquidation or reorganization of PMNI, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of the subsidiary before any assets are made available for distribution to PNCC.

Future sales of Shares by directors and executive officers

Subject to compliance with applicable securities laws, officers and directors and their affiliates may sell some or all of their Shares in the future. No prediction can be made as to the effect, if any, such future sales of Shares will have on the market price of the Shares prevailing from time to time. However, the future sale of a substantial number of Shares by the Company’s officers and directors and their affiliates, or the perception that such sales could occur, could adversely affect prevailing market prices for the Shares.

Dilution and future sales of Shares may occur

The Company’s articles permit the issuance of an unlimited number of Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of the Company have the discretion to determine the price and the terms of issue of further issuances of Shares.

Share Capital

As at October 25, 2011 we had the following number of shares and options outstanding:

Class C voting shares	1,191,868
Class NC variable voting shares	39,131,302

Total shares outstanding	40,323,170

Total options and restricted share units outstanding (1)	1,880,000

(1) The total options and restricted share units outstanding are convertible into 1.8 million Class C voting shares and 0.1 million Class NC variable voting shares. The total options outstanding include 0.8 million options that are vested and 1.1 million options that are unvested.

Reconciliation of Non-GAAP Financial Measures

The following table provides a reconciliation of operating profit before amortization, restructuring and other items to net earnings (loss), the most closely comparable GAAP measure for the following periods. We believe this non-GAAP measure is useful to investors as it is an indicator of our operating performance and ability to incur and service debt. In addition, it allows us to meaningfully compare our results to our predecessor as it excludes both amortization expense, which is not comparable between Postmedia and our predecessor as a result of the changes in the value of our assets because of the Acquisition, and restructuring and other items expense, which relates mainly to severance costs related to the restructuring of the operations incurred as a result of the Acquisition which are not comparable to the restructuring expense recorded by our predecessor. Management uses this non-GAAP measure to make operating decisions as it is an indicator of how much cash is being generated by our operations and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions. Finally, this non-GAAP measure is the primary measure used by our creditors to assess our performance and compute our financial maintenance covenants contained in our Term Loan Facility.

	Postmedia			Canwest LP (2)
($ in thousands of Canadian dollars)	For the year ended August 31, 2011	For the three months ended August 31, 2011	For the period July 13, 2010 to August 31, 2010	For the period June 1, 2010 to July 12, 2010	For the period September 1, 2009 to May 31, 2010	For the year ended August 31, 2009
Net earnings (loss)	(12,938)	(2,312)	(44,618)	n/a (1)	94,869	(122,110)
Recovery of income taxes	—	—	—	n/a (1)	(18,111)	(8,893)

Net earnings (loss) before income taxes	(12,938)	(2,312)	(44,618)	(3,330)	76,758	(131,003)
Acquisition costs	1,217	—	18,303	—	—	—
Reorganization costs	—	—	—	16,500	41,192	25,756
Interest expense, excluding loss on debt prepayment	80,315	18,189	12,702	4,498	60,633	98,426
Loss on debt prepayment	11,018	—
Other income	—	—	—	(283)	(1,501)	(2,500)
Loss (gain) on disposal of property and equipment and intangible assets	175	63	—	—	(2)	(2,186)
Loss on disposal of interest rate swap	—	—	—	—	—	180,202
Ineffective portion of hedging derivative instruments	—	—	—	—	—	60,112
Loss (gain) on derivative financial instruments	21,414	(8,059)	(7,550)	—	—	—
Impairment loss on masthead	—	—	—	—	—	28,250
Foreign currency exchange losses (gains)	(17,960)	4,605	9,607	(4,542)	(49,610)	(154,513)
Restructuring of operations and other items	42,775	2,902	11,209	(518)	2,660	28,805
Amortization	75,092	18,575	11,073	7,136	30,736	40,535

Operating profit before amortization, restructuring and other items	201,108	33,963	10,726	19,461	160,866	171,884

Notes:

(1) As Canwest LP was under the liquidation basis of accounting for the period from June 1, 2010 to July 12, 2010, the supplementary financial information in note 5 of the audited financial statements of Canwest LP did not include a provision for income taxes. Therefore, in the period from June 1, 2010 to July 12, 2010 no income tax provision is reflected and as a result net earnings has also not been presented.

(2) We have included historical consolidated financial information of Canwest LP to provide historical consolidated financial data of the operations we acquired. However, Canwest LP’s historical consolidated financial information is not comparable to our consolidated financial information and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business.